Exhibit 99.3

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Intercreditor Agreement

OATLY GROUP AB (publ)

as Issuer

J.P. Morgan SE, Nordea Bank Abp, filial i sverige and Coöperatieve Rabobank U.A.

as Original Super Senior RCF Creditors

Nordic trustee & agency ab (publ)

as Original Bonds Agent

Nordea Bank Abp, filial i Sverige

as Original SSRCF Agent

Nordic trustee & agency ab (publ)

as Original Security Agent

U.S. Bank Trust Company, National Association

as US Unsecured Convertible Notes Trustee

and

CERTAIN ENTITIES

as Original ICA Group Companies

30 September 2025

Table of Contents

1.	Definitions and interpretation	3
2.	Superiority of Intercreditor Agreement	20
3.	Ranking and Priority	20
4.	Secured Parties and Secured Obligations	22
5.	Hedge Counterparties and Hedging Obligations	23
6.	Option to Purchase	26
7.	Subordinated Debt	28
8.	Intercompany Debt	29
9.	Unsecured Convertible Notes Creditors and Unsecured Convertible Notes Liabilities	31
10.	Turnover of Non-Permitted Payments	45
11.	Effect of Insolvency Event	45
12.	Transaction Security	47
13.	Enforcement and Consultation	49
14.	Appointment of the SSRCF Agent	54
15.	Sharing among the Secured Parties	54
16.	Application of Recoveries	55
17.	Equalisation in relation to the Super Senior Creditors	58
18.	Distressed Disposals and Appropriation	61
19.	Non-Cash Recoveries	66
20.	Consents	66
21.	Release of Security	67
22.	Role of the Security Agent	70
23.	The Bonds Agent	72
24.	Collective Majority	74
25.	Responsibility of the Representatives and the Agents	75
26.	Information	78
27.	Limitation on obligations	79

28.	Changes to the Parties	79
29.	Notices	83
30.	Expenses and Indemnities	84
31.	Amendments and Waivers	86
32.	Partial Invalidity	87
33.	Remedies and Waivers	87
34.	Force Majeure and Limitation of Liability	87
35.	Counterparts	88
36.	Governing Law	88
37.	Enforcement	88
38.	Electronic execution	88

List of Schedules

Schedule 1	The Original ICA Group Companies
Schedule 2	Form of ICA Group Company Accession Agreement
Schedule 3	Form of ICA Group Resignation Request
Schedule 4	Form of Creditor/Agent Accession Undertaking
Schedule 5	Agreed Security and Guarantee Principles

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This Intercreditor Agreement (the "Agreement") is entered into on 30 September 2025, by and between:

(a) OATLY GROUP AB (publ), a public limited liability company incorporated under the laws of Sweden with reg. no. 559081-1989 (the "Issuer");

(b) THE COMPANIES set out in Schedule 1 (The Original ICA Group Companies) as original ICA Group Companies (the "Original ICA Group Companies");

(c) J.P. Morgan SE, Nordea Bank Abp, filial i Sverige and COÖPERATIEVE RABOBANK U.A., as Super Senior RCF creditors (the "Original Super Senior RCF Creditors");

(d) Nordea Bank Abp and COÖPERATIEVE RABOBANK U.A., as hedge counterparties (the "Original Hedge Counterparties");

(e) Nordic Trustee & Agency AB (publ) as agent for the Bondholders (the "Original Bonds Agent");

(f) Nordea Bank Abp, filial i Sverige as original agent under the Original Super Senior RCF (the "Original SSRCF Agent");

(g) Nordic Trustee & Agency AB (publ) as security agent for the Secured Parties (the "Original Security Agent");

(h) U.S. Bank Trust Company, National Association as trustee on behalf of the US Unsecured Convertible Notes and as trustee on behalf of the HH Unsecured Convertible Notes (in such capacities, collectively, the "US Unsecured Convertible Notes Trustee"); and

(i) Nativus Company Limited, BXG Redhawk S.á.r.l., BXG SPV ESC (CYM) L.P., Verlinvest S.A. and MARS II Holding Pte. Ltd., each as Initial Unsecured Convertible Noteholders.

It is agreed as follows:

1. Definitions and interpretation

1.1 Definitions

In this Agreement:

"1992 ISDA Master Agreement" means the Master Agreement (Multicurrency - Cross Border) as published by the International Swaps and Derivatives Association, Inc (including for avoidance of doubt a "long form confirmation" based on that document).

"2002 ISDA Master Agreement" means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc (including for avoidance of doubt a "long form confirmation" based on that document).

"Acceleration Event" means a Super Senior RCF Acceleration Event, a Bonds Acceleration Event, a New Debt Acceleration Event (as the context requires).

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"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Agents" means the Security Agent, the Bonds Agent, the SSRCF Agent and any agent appointed under any New Debt Documents.

"Agreed Security and Guarantee Principles" means the principles set out in Schedule 5 (Agreed Security and Guarantee Principles).

"Ancillary Facility" means any ancillary facility made available in accordance with the Super Senior RCF.

"Ancillary Lender" means each Super Senior RCF Creditor which makes available an Ancillary Facility.

"Appropriation" means the appropriation (or similar process) of the shares in the capital of a member of the Group by the Security Agent (or any receiver or delegate) which is effected (to the extent permitted under the relevant Security Document and applicable law) by enforcement of the Transaction Security.

"Bond" has the meaning given to such term in the Bonds Terms and Conditions.

"Bondholders" has the meaning given to such term in the Bonds Terms and Conditions.

"Bonds Acceleration Event" means the exercise of any rights under any acceleration provisions in the Bond Terms and Conditions.

"Bonds Agent" means (i) the Original Bonds Agent or (ii) a new agent replacing the Original Bonds Agent in accordance with the Bonds Terms and Conditions.

"Bonds Finance Documents" means the "Finance Documents" as defined in the Bonds Terms and Conditions.

"Bonds Terms and Conditions" means the terms and conditions for the Bonds entered into between the Issuer and the Original Bonds Agent on 29 September 2025.

"Business Day" has the meaning given to such term in the Bonds Terms and Conditions.

"Cash Cover" means any cash cover provided in respect of an Ancillary Facility in accordance with the Super Senior RCF.

"Cash Cover Document" means, in relation to any Cash Cover, any Finance Document (as defined in the Original Super Senior RCF) which creates or evidences, or is expressed to create or evidence, the Security required to be provided over that Cash Cover by the Original Super Senior RCF.

"Charged Property" means all of the assets which from time to time are, or are expressed to be, subject to Transaction Security.

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"Collective Majority Senior Creditors" means the Senior Creditors representing a majority of the Senior Debt under any Bonds and New Debt, based on the Senior Creditors under any Bonds and any New Debt voting as one creditor class.

"Competitive Sales Process" means:

(a) any auction or other competitive sales process conducted with the advice of a Financial Adviser appointed by, or approved by, the Security Agent pursuant to Clause 18.7 (Appointment of Financial Adviser), other than where the Financial Adviser advises the Security Agent that such participation could prejudice that auction or competitive sales process; and

(b) any enforcement of the Transaction Security carried out by way of auction or other competitive sales process pursuant to requirements of applicable law.

"Conflicting Enforcement Instructions" means instructions (or proposed instructions) as to enforcement of the Transaction Security or the taking of any Enforcement Action delivered to the Security Agent by a Representative that are inconsistent as to the manner of enforcement with any other instructions (including any inconsistency as to the timeframe for realising value from an Enforcement Action in respect of the Transaction Security or the Guarantees or a distressed disposal) with the instructions (or proposed instructions) delivered by another Representative, it being understood that, for the purpose of triggering the consultation requirements under Clause 13.2(b) (Consultation) only and not for any other purpose (including, without limitation, determining the Instructing Party), the failure to give instructions by either the Super Senior Representative or the Senior Representative will be deemed to be an instruction inconsistent with any other instructions given.

"Consultation Period" has the meaning ascribed to such term in Clause 13.2(b) (Consultation).

"Creditor" means a creditor in respect of any Debt.

"Creditor/Representative Accession Undertaking" means an undertaking substantially in the form set out in Schedule 4 (Form of Creditor/Agent Accession Undertaking).

"Debt" means any indebtedness under or in connection with the Bonds, the Unsecured Convertible Notes Liabilities, the Super Senior Debt (including any replacement Super Senior Debt referred to in Clause 12.3 (Replacement of Debt)), any New Debt, the Subordinated Debt and the Intercompany Debt.

"Debt Disposal" means any disposal of any Liabilities or Debtors' Intra-Group Receivables pursuant to paragraphs (d) or (e) of Clause 18.1 (Facilitation of Distressed Disposals and Appropriation).

"Debt Documents" means each of this Agreement, the Super Senior RCF Documents, the Hedging Agreements, the Bonds Finance Documents, any New Debt Documents, the Transaction Security Documents, the Unsecured Convertible Notes Documents, any agreement, document or instrument creating or evidencing the terms of any Intercompany Debt or any Subordinated Debt and any other document designated as such by the Security Agent and the Issuer.

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"Debtors' Intra-Group Receivables" means, in relation to a member of the Group, any liabilities and obligations owed to any ICA Group Company (whether actual or contingent and whether incurred solely or jointly) by that member of the Group.

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"Distress Event" means any of:

(a) a Super Senior RCF Acceleration Event, Bonds Acceleration Event, a New Debt Acceleration Event or Unsecured Convertible Notes Acceleration Event; or

(b) the enforcement of any Transaction Security.

"Distressed Disposal" means a disposal of an asset of a member of the Group which is:

(a) being effected at the request of the Instructing Party in circumstances where the Transaction Security has become enforceable;

(b) being effected by enforcement of the Transaction Security (including the disposal of any property of a member of the Group, the shares in which have been subject to an Appropriation); or

(c) being effected, after the occurrence of a Distress Event, by an ICA Group Company to a person or persons which is, or are, not a member, or members, of the Group.

"Enforcement Action" means:

(a) in relation to any Debt:

(i) the acceleration of any Debt or the making of any declaration that any Debt are prematurely due and payable (other than as a result of it becoming unlawful for a Creditor to perform its obligations under, or of any voluntary or mandatory prepayment arising under, the Debt Documents);

(ii) the making of any declaration that any Debt are payable on demand (other than one made by an ICA Group Company in relation to any Intercompany Debt to the extent that the payment of Intercompany Debt would be permitted under this Agreement);

(iii) the making of a demand in relation to a Debt that is payable on demand (other than a demand made by an ICA Group Company in relation to any Intercompany Debt to the extent that the payment of Intercompany Debt would be permitted under this Agreement);

(iv) the making of any demand against any member of the Group or any ICA Group Company in relation to any guarantee liabilities under any Debt Document of that member of the Group or ICA Group Company;

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(v) the exercise of any right to require any member of the Group to acquire any Debt (including exercising any put or call option against any member of the Group for the redemption or purchase of any Debt other than in connection with an asset sale offer or a change of control offer (however defined) as set out in any Debt Document and excluding any such right which arises as a result of a debt exchange permitted under the Secured Documents or any open market purchases of, or any voluntary tender offer or exchange offer for, bonds at a time at which no Event of Default is continuing);

(vi) the exercise of any right of set-off, account combination or payment netting against any member of the Group or an ICA Group Company in respect of any Debt other than the exercise of any such right:

(A) as close-out netting by a Hedge Counterparty;

(B) as payment netting by a Hedge Counterparty; or

(C) which, with respect to a Secured Party, is otherwise expressly permitted under the Secured Documents to the extent that the exercise of that right gives effect to a payment permitted under this Agreement; and

(vii) the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group or any ICA Group Company to recover any Debt;

(b) the premature termination or close-out of any hedging transaction under any Hedging Agreement (except to the extent permitted by this Agreement or pursuant to a automatic early termination permitted under this Agreement);

(c) the taking of any steps by a Creditor to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security) from which it benefits;

(d) the entering into of any composition, compromise, assignment or similar arrangement with any member of the Group or an ICA Group Company which owes any Debt, or has given any Security, guarantee or indemnity or other assurance against loss in respect of any Debt (other than any action permitted under Clause 28 (Changes to the Parties), any such right which arises as a result of a debt exchange permitted under the Secured Documents or any open market purchases of, or voluntary tender offer or exchange offer for, bonds at a time at which no Event of Default is continuing); or

(e) the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator, monitor or similar officer) in relation to, the winding up, dissolution, administration or reorganisation or any restructuring plan of any member of the Group or any ICA Group Company which owes any Debt, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Debt, or any

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of the assets of such member of the Group or ICA Group Company or any suspension of payments or moratorium of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i) the taking of any action falling within paragraphs (a)(ii), (iii), (iv) or (vi) or (e) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Debt, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods;

(ii) a Creditor bringing legal proceedings against any person solely for the purpose of:

(A) obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(B) obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C) requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages;

(iii) bringing legal proceedings against any person in connection with any fraud, securities violation or securities or listing regulations;

(iv) allegations of material misstatements or omissions made in connection with the offering materials relating to any bonds or in reports furnished to the bondholders or any exchange on which the bonds are listed pursuant to the information and reporting requirements under the Secured Documents;

(v) any discussions or consultations between, proposals made by, any of the Super Senior Creditors and Senior Creditors with respect to Enforcement Actions pursuant to Clause 13 (Enforcement and Consultation);

(vi) to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation;

(vii) any demand made by an ICA Group Company in relation to the Intercompany Debt to the extent any resulting payment would be permitted under this Agreement; or

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(viii) any Intercompany Debt or Subordinated Debt of a member of the Group being released or discharged in consideration for the issue of shares in that member of the Group prior to a Super Senior Acceleration Event and/or Senior Acceleration Event, subject to the issue of such shares being permitted under the Secured Documents and provided that the ownership interest of the member of the Group prior to such issue is not diluted as a result and provided further that (in any such case) in the event that the shares of such member of the Group are subject to Transaction Security prior to such issue, then the percentage of shares in such Subsidiary subject to Transaction Security is not diluted.

"Enforcement Instructions" means instructions to take Enforcement Action(s) (including the manner and timing of enforcement) given by a Representative to the Security Agent provided that instructions not to undertake enforcement or an absence of instructions as to the effectuation of enforcement shall not constitute "Enforcement Instructions".

"Enforcement Proposal" has the meaning ascribed to such term in Clause 13.2(a) (Consultation).

"Event of Default" means the occurrence of an event of default (however described) under any Secured Document (for as long as it is continuing).

"Existing Security Enforcement" means, in relation to a Super Senior Step-In Event, the Security Agent having enforced the Transaction Security prior to the occurrence of that Super Senior Step-In Event in accordance with instructions given by the Instructing Party pursuant to Clause 13.2 (Consultation).

"Final Discharge Date" means the date when all principal, interest and any other costs or outstanding amounts under the Secured Documents have been irrevocably discharged in full and all commitments of the Secured Parties under the Secured Documents have expired, been cancelled or terminated.

"Financial Adviser" means any:

(a) independent internationally recognised investment bank;

(b) independent internationally recognised accountancy firm; or

(c) other independent internationally recognised professional services firm which is regularly engaged in providing valuations of businesses or financial assets or, where applicable, advising on competitive sales processes.

"Group" means the Issuer and its Subsidiaries for the time being.

"Group Company" means a member of the Group.

"Guarantee" means the guarantees provided under the Guarantee and Adherence Agreement to the Secured Parties.

"Guarantee and Adherence Agreement" shall have the meaning ascribed thereto in the Bonds Terms and Conditions.

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"Guarantors" has the meaning given to such term in the Guarantee and Adherence Agreement.

"Hedge Counterparty" means (i) each Original Hedge Counterparty and (ii) any person who is or becomes a hedge counterparty pursuant to any Hedging Agreement and that has acceded to this Agreement as a Hedge Counterparty in accordance with the terms of this Agreement.

"Hedging Agreement" means any and all currency or interest swaps and/or interest cap and/or hedging agreements entered into or to be entered into by the Issuer or any other Group Company with any Hedge Counterparty that have acceded to this Agreement.

"Hedging Obligations" means all present and future moneys, debts and liabilities due, owing or incurred from time to time by any Group Company to any Hedge Counterparty under or in connection with any Hedging Agreement.

"ICA Group Companies" means the Original ICA Group Companies and any other entity which has acceded to this Agreement as an additional ICA Group Company in accordance with Clause 28.3 (Accession of Additional ICA Group Companies).

"ICA Group Company Accession Agreement" means an agreement substantially in the form set out in Schedule 2 (Form of ICA Group Company Accession Agreement).

"ICA Group Company Resignation Request" means a notice substantially in the form set out in Schedule 3 (Form of ICA Group Company Resignation Request).

"Insolvency Event" means:

(a) any Group Company is unable or admits inability to pay its debts as they fall due or is declared to be unable to pay its debts under applicable law, suspends making payments on its debts generally or, by reason of actual or anticipated financial difficulties, commences negotiations with its creditors with a view to rescheduling its Financial Indebtedness;

(b) a moratorium is declared in respect of the Financial Indebtedness of any Group Company; or

(c) any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, bankruptcy, dissolution, administration or reorganisation of any Group Company;

(ii) a composition, compromise, assignment or arrangement with any creditor of any Group Company; or

(iii) the appointment of a liquidator, trustee in bankruptcy, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Group Company or any of its assets, or

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any analogous procedure or step is taken in any jurisdiction other than:

(i) proceedings which are vexatious or frivolous or are being disputed in good faith and are discharged, stayed or dismissed within sixty (60) days of commencement; or

(ii) in relation to Group Companies (other than the Issuer), solvent liquidations that are permitted under the Secured Documents.

"Instructing Party" means the Senior Representative or, following replacement in accordance with Clause 13.2 (Consultation), the Super Senior Representative.

"Intercompany Creditor" means each ICA Group Company (which has not ceased to be an ICA Group Company in accordance with this Agreement) in its capacity as creditor in respect of Intercompany Debt.

"Intercompany Debt" means any loan made or credit granted by an ICA Group Company to any Group Company or any loan made or credit granted to an ICA Group Company from any Group Company (provided that any such loans that (i) are owed by an ICA Group Company other than the Issuer and (ii) are subject to Transaction Security shall not constitute Intercompany Debt).

"Intercompany Debt Documents" means all documents, agreements and instruments evidencing any Intercompany Debt.

"Intercompany Debtor" means each ICA Group Company (which has not ceased to be an ICA Group Company in accordance with this Agreement) in its capacity as debtor in respect of Intercompany Debt.

"Issuing Agent" has the meaning given to that term in the Bonds Terms and Conditions.

"Liabilities" means all present and future liabilities and obligations of any ICA Group Company to any Creditor under the Debt Documents, both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a) any refinancing, novation, deferral or extension;

(b) any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c) any claim for damages or restitution; and

(d) any claim as a result of any recovery by any debtor of a payment on the grounds of preference or otherwise,

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and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

"Liabilities Sale" means a Debt Disposal pursuant to paragraph (e) of Clause 18.1 (Facilitation of Distressed Disposals and Appropriation).

"Majority Super Senior Creditors" means, at any time, those Super Senior Creditors whose Super Senior Credit Participations at that time aggregate more than 50 per cent. of the total Super Senior Credit Participations at that time.

"Material Intercompany Loan" has the meaning given to such term in the Bonds Terms and Conditions.

"New Debt" means Financial Indebtedness which in accordance with the Secured Documents is permitted to rank pari passu with the Bonds and benefit from the Transaction Security (including, for as long as the Bonds remain outstanding, under sub-paragraph (ii) of paragraph (n) in the definition of Permitted Debt in the Bonds Terms and Conditions) provided that the creditors (or a representative or agent representing such creditors) under such debt has acceded this Agreement.

"New Debt Acceleration Event" means the Representative of any New Debt Creditors exercising any of its rights under any acceleration provisions of the relevant New Debt Documents.

"New Debt Creditors" means each creditor under and as defined in the relevant New Debt Documents (or a representative or agent representing such creditors).

"New Debt Documents" means each document or instrument entered into after the date hereof between any Group Company and a New Debt Creditor setting out the terms of any credit which creates or evidences New Debt.

"Non-Cash Consideration" means consideration in a form other than cash.

"Non-Cash Recoveries" means any proceeds of a Distressed Disposal or a Debt Disposal which are, or is, in the form of Non-Cash Consideration.

"Original Super Senior RCF" means the multicurrency revolving credit facility agreement between, amongst others, Oatly AB (reg. no. 556446-1043) as borrower, the Original Super Senior RCF Creditors as lenders and the Original SSRCF Agent as agent dated on or about the date of this Agreement (as amended from time to time).

"Party" means a party to this Agreement.

"Payment" means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, repurchase, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations).

"Primary Creditor" means the Super Senior Creditors and the Senior Creditors.

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"Proceeds Account Pledge Agreement" has the meaning given to such term in the Bonds Terms and Conditions.

"Recoveries" means the aggregate of all monies and other assets received or recovered (whether by way of payment, repayment, prepayment, distribution, redemption or purchase, in cash or in kind, or the exercise of any set-off or otherwise, including as a result of any Enforcement Action) from time to time by any Party under or in connection with any Super Senior Debt, Senior Debt, Subordinated Debt or Intercompany Debt, but excluding any amount received from a person other than a Party or a Group Company under a credit derivative or sub-participation arrangement.

"Recovering Creditor" has the meaning ascribed to it in Clause 15.1 (Payments to Secured Parties).

"Representatives" means the Super Senior Representative and the Senior Representative.

"Secured Documents" means the Bond Finance Documents, the Super Senior RCF Documents, the Hedging Agreements and any New Debt Documents.

"Secured Obligations" means all present and future, actual and contingent, liabilities and obligations at any time due, owing or incurred by any ICA Group Company towards the Secured Parties outstanding from time to time under any Secured Documents.

"Secured Parties" means the creditors under the Secured Documents but only if such creditor (or, in the case of a Bondholder, its Representative) is a Party or has acceded to this Agreement in the appropriate capacity pursuant to the terms of this Agreement, the Bonds Agent, the SSRCF Agent and the Security Agent.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Security Agent" means (i) the Original Security Agent or (ii) any new agent replacing the Original Security Agent as security agent in accordance with Clause 28.9 (Resignation of Agents).

"Security Documents" means:

(a) each of the Transaction Security Documents;

(b) any other document entered into at any time by any of the ICA Group Companies creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c) any Security granted under any covenant for further assurance in any of the documents referred to in paragraphs (a) and (b) above.

"Security Enforcement Objective" means maximising, insofar as is consistent with prompt and expeditious realisation of value from enforcement of the Transaction Security and the Guarantees, the recovery by the Secured Parties, always provided that

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such enforcement is made in compliance with the fiduciary duties of the Security Agent and the Secured Parties.

"Senior Acceleration Event" means a Bonds Acceleration Event or a New Debt Acceleration Event.

"Senior Creditor" means the Bondholders, the Bonds Agent and any New Debt Creditor acceding to this Agreement as a Senior Creditor.

"Senior Debt" means (i) all indebtedness outstanding under the Bonds Finance Documents and (ii) any New Debt.

"Senior Representative" means, at any time, the representative of:

(a) those Senior Creditors whose Senior Debt at that time aggregate more than fifty (50) per cent. of the total Senior Debt at that time; or

(b) for as long as any New Debt is larger than the debt outstanding under the Bonds, those Senior Creditors, voting for the relevant decision, whose Senior Debt at that time aggregate more than fifty (50) per cent. of the total Senior Debt at that time, calculated based on the Senior Creditors under any Bonds and any New Debt voting as one creditor class with a representative of the majority of such creditor class being the senior representative.

The Bonds Agent shall represent all Bondholders and act on the instructions of and on behalf of the Bondholders unless the New Debt is larger than the debt outstanding under the Bonds in which case the Bonds Agent or another representative selected by the Collective Majority Senior Creditors shall represent all the Senior Creditors and act on the instructions of the Collective Majority Senior Creditors and on behalf of all the Senior Creditors.

"SSRCF Agent" means (i) the Original SSRCF Agent or (ii) any agent or representative replacing the Original SSRCF Agent in connection with a replacement of any Super Senior RCF in accordance Clause 12.3 (Replacement of Debt).

"Subordinated Creditor" means any third party including any direct or indirect shareholder of the Issuer (for the avoidance of doubt not including any Secured Party or any ICA Group Company) in its capacity as creditor in respect of Subordinated Debt.

"Subordinated Debt" has the meaning given to such term in the Bonds Terms and Conditions. For the avoidance of doubt, the Unsecured Convertible Notes Liabilities shall not constitute Subordinated Debt for the purposes of this Agreement.

"Subordinated Debt Documents" means all documents, agreements and instruments evidencing any Subordinated Debt.

"Subordinated Debtor" means the Issuer in its capacity as debtor in respect of Subordinated Debt.

"Subsidiary" means in relation to any company or corporation, (a "Holding Company"), a company or corporation:

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(a) which is controlled, directly or indirectly, by the Holding Company;

(b) more than half the issued share capital of which is owned, directly or indirectly, by the Holding Company; or

(c) which is a subsidiary of another Subsidiary of the Holding Company,

and, for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to determine the composition of the majority of its board of directors or equivalent body.

"Super Senior Acceleration Event" means the exercise of any rights (other than the right to declare any amount payable on demand) under any acceleration provisions in the Super Senior RCF (or making a demand for payment of amounts previously declared to be payable on demand) or any acceleration provisions under the Super Senior RCF being automatically invoked upon the occurrence of an Insolvency Event in accordance with its terms.

"Super Senior Cash Discharge" means:

(a) the payment (or repayment) in full and in cash; or

(b) in the case of any contingent Liability relating to a letter of credit or an ancillary facility, the making subject to cash collateral arrangements acceptable to the relevant Super Senior Creditor,

of the Super Senior Debt.

"Super Senior Credit Participation" means, in relation to a Super Senior RCF Creditor or a Hedge Counterparty, the aggregate of:

(a) its aggregate commitment under the Super Senior RCF, if any;

(b) in respect of any hedging transaction of that Hedge Counterparty under any Hedging Agreement that has, as of the date the calculation is made, been terminated or closed out in accordance with the terms of this Agreement, the amount, if any, payable to it under any Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (and before taking into account any interest accrued on that amount since the date of termination or close-out) to the extent that amount is unpaid (that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement) and to the extent it is a Hedging Obligation; and

(c) after the Super Senior RCF Discharge Date only, in respect of any hedging transaction of that Hedge Counterparty under any Hedging Agreement to the extent it constitutes a Hedging Obligation that has, as of the date the calculation is made, not been terminated or closed out:

(i) if the relevant Hedging Agreement is based on an ISDA Master Agreement the amount, if any, which would be payable to it under that

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Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(ii) if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

"Super Senior Creditors" means the Super Senior RCF Creditors and the Hedge Counterparties.

"Super Senior Debt" means all indebtedness to the Super Senior Creditors outstanding under the Super Senior RCF Documents and the Hedging Agreements.

"Super Senior Discharge Date" means the date when all principal, interest and any other costs or outstanding amounts under the Super Senior Debt have been irrevocably discharged in full and all commitments of the Super Senior RCF Creditor under the Super Senior RCF Documents have expired, been cancelled or terminated.

"Super Senior Headroom" means an amount not exceeding the higher of (i) SEK 1,250,000,000 and (ii) one hundred (100) per cent. of EBITDA of the Group (in each case plus premium, accrued and unpaid interest, fees and costs).

"Super Senior Step-In Event" means the event when the Super Senior Representative has become the Instructing Party following replacement in accordance with Clause 13.2 (Consultation).

"Super Senior RCF" means (i) the Original Super Senior RCF and (ii) any other working capital facility agreement or similar agreement providing financing for general corporate purposes between any Group Company and a Super Senior RCF Creditor replacing a Super Senior RCF in accordance with Clause 12.3 (Replacement of Debt).

"Super Senior RCF Acceleration Event" means the Super Senior RCF Creditor exercising any of its rights under any acceleration provisions of the relevant Super Senior RCF Documents.

"Super Senior RCF Creditors" means (i) the Original Super Senior RCF Creditors and (ii) any person who is or becomes a lender under a Super Senior RCF, or any person representing any party under (i) or (ii).

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"Super Senior RCF Debt" means all Liabilities due, owing or incurred from time to time by the ICA Group Companies to the Super Senior RCF Creditors under or in connection with the Super Senior RCF Documents.

"Super Senior RCF Discharge Date" means the date when all principal, interest and any other costs or outstanding amounts under the Super Senior RCF have been irrevocably discharged in full and all commitments of the Super Senior RCF Creditor under the Super Senior RCF Documents have expired, been cancelled or terminated.

"Super Senior RCF Documents" means (i) the Super Senior RCF, (ii) this Agreement, (iii) the Guarantee and Adherence Agreement and (iv) the Security Documents.

"Super Senior Representative" means the SSRCF Agent acting on the instructions of and on behalf of the Super Senior Creditors whose Super Senior Credit Participations at that time aggregate more than fifty (50) per cent. of the total Super Senior Credit Participations at that time.

"Transaction Security" means the Security provided to the Secured Parties under the Security Documents.

"Transaction Security Documents" means:

(a) a Swedish law governed intra-group loan pledge agreement entered into between the Issuer and certain other ICA Group Companies as pledgors and the Original Security Agent as security agent for the Secured Parties relating to certain intra-group loans;

(b) a Swedish law governed account pledge agreement entered into between the Issuer and certain other ICA Group Companies as pledgors and the Original Security Agent as security agent for the Secured Parties relating to certain bank accounts;

(c) a Swedish law governed share pledge agreement entered into between the Issuer and certain other ICA Group Companies as pledgors and the Original Security Agent as security agent for the Secured Parties relating to the shares held by the ICA Group Companies in Cereal Base CEBA Aktiebolag (reg. no. 556482-2988), Oatly AB (reg. no. 556446-1043), Oatly Sweden Operations & Supply AB (reg. no. 559163-7680), Oatly EMEA AB (reg. no. 559163-7698) and Havrekärnan AB (reg. no. 556645-7213);

(d) a Swedish law governed business mortgage agreement entered into between the Oatly AB (reg. no. 556446-1043), Oatly EMEA AB (reg. no. 559163-7698) and Oatly Sweden Operations & Supply AB (reg. no. 559163-7680) as pledgors and the Original Security Agent as security agent for the Secured Parties relating to certain business mortgage certificates;

(e) a Swedish law governed intellectual property rights pledge agreement entered into between Oatly AB (reg. no. 556446-1043) and the Original Security Agent as security agent for the Secured Parties relating to certain intellectual property rights; and

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(f) a Swedish law governed real property mortgage by Havrekärnan AB (reg. no. 556645-7213) as pledgor and Original Security Agent as security agent for the Secured Parties relating to certain real property mortgage certificates, and any other Security Document from time to time.

"Unsecured Convertible Notes" means:

(a) the USD 200,100,000 convertible notes established and purchased pursuant to the terms of the subscription agreement dated March 14, 2023 between the Issuer and the Purchasers (as defined therein) (the "Swedish Unsecured Convertible Notes");

(b) the USD 99,900,000 convertible notes established and issued pursuant to the terms of that certain Investment Agreement dated as of March 14, 2023 by and among the Issuer and certain purchasers thereof, and that certain indenture agreement dated March 23, 2023 between the Issuer and U.S. Bank Trust Company, National Association as trustee with CUSIP No. 67421J AC2 (the "US Unsecured Convertible Notes");

(c) the USD 35,000,000 convertible notes established and issued pursuant to the terms of that certain Investment Agreement dated as of May 9, 2023 by and among the Issuer and the purchaser thereof, and that certain indenture agreement dated May 31, 2023 between the Issuer and U.S. Bank Trust Company, National Association as trustee with CUSIP No. 67421J AE8 (the "HH Unsecured Convertible Notes"); and

(d) any other Unsecured Convertible Notes issued or to be issued by the Issuer under an Unsecured Convertible Notes Document.

"Unsecured Convertible Notes Acceleration Event" means: (i) a Creditor Representative in respect of any Unsecured Convertible Notes Liabilities or (ii) to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, the required majority of Unsecured Convertible Noteholders in respect of those Unsecured Convertible Notes Liabilities, exercising any of its or their rights (other than the right to declare any amount payable on demand) under any acceleration provisions in the relevant Unsecured Convertible Notes Documents (or making a demand for payment of amounts previously declared to be payable on demand) or any acceleration provisions under any Unsecured Convertible Notes Documents being automatically invoked upon the occurrence of an Insolvency Event in accordance with its terms.

"Unsecured Convertible Notes Documents" means:

(a) each Unsecured Convertible Notes Indenture; and

(b) each other document or instrument entered into between the Issuer and an Unsecured Convertible Noteholder setting out the terms of any notes, indenture or debt security which creates or evidences any Unsecured Convertible Notes Liabilities.

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"Unsecured Convertible Notes Liabilities" means the Liabilities owed by the Issuer to the Unsecured Convertible Notes Creditors under or in connection with the Unsecured Convertible Notes Documents.

1.2 Incorporation of defined terms

Unless a contrary indication appears, terms defined in the Bonds Terms and Conditions have the same meaning in this Agreement.

1.3 Construction

(a) Unless a contrary indication appears, any reference in this Agreement to:

(i) any "Agent", the "Bonds Agent", any "Bondholder", any "Creditor", any, any "Hedge Counterparty", any "ICA Group Company", any "Intercompany Creditor", any "Intercompany Debtor", the "Issuer", any "New Debt Creditor", any "Party", any "Recovering Creditor", any "Representative", any "Secured Party", the "Security Agent", any "Senior Creditor", any "SSRCF Agent", any "Subordinated Creditor", or any "Super Senior RCF Creditor" shall be construed so as to include its successors in title, assigns and transferees permitted under this Agreement;

(ii) "assets" includes present and future properties, revenues and rights of every description;

(iii) "consent" means any consent, approval, release or waiver or agreement to any amendment;

(iv) any "Bonds Finance Document", any "Debt Document", any "Hedging Agreement", any "Intercompany Debt Document", any "New Debt Document", any "Secured Document", any "Subordinated Debt Document", any "Super Senior RCF Document", the "Bonds Terms and Conditions" or any other document, agreement or instrument, other than a reference to a document or other agreement or instrument in its original form, is a reference to that document, agreement or instrument as amended, supplemented or restated (however fundamentally) as permitted by this Agreement;

(v) the "original form" of a document, agreement or instrument means that document, agreement or instrument as originally entered into;

(vi) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, or partnership (whether or not having separate legal personality) or two or more of the foregoing;

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(viii) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(ix) "set-off" includes combining accounts and payment netting except that, in relation to any Hedging Obligations, "set-off" does not include payment netting or close-out netting;

(x) a provision of law is a reference to that provision as amended or re-enacted; and

(xi) a time of day is a reference to Stockholm time.

(b) Section, Clause and Schedule headings are for ease of reference only.

(c) An event of default, a default or potential default, however described, is "continuing" if deemed to be continuing pursuant to the relevant agreement.

(d) This Agreement constitutes a 'Finance Document' and the 'Intercreditor Agreement', each as defined in the Bonds Terms and Conditions and the Super Senior RCF.

1.4 Acknowledgement of Previous Intercreditor Agreement

It is acknowledged and agreed as between the Parties that this Agreement replaces the intercreditor agreement originally dated 18 April 2023 (as amended, supplemented or restated from time to time) between, among others, the Issuer, the US Unsecured Convertible Notes Trustee and the Initial Unsecured Convertible Noteholders (the "Previous Intercreditor Agreement"), and that the Parties shall have no rights, obligations or liabilities under the Existing Intercreditor Agreement towards or against any other Party.

2. Superiority of Intercreditor Agreement

All Debt Documents are subject to the terms of this Agreement. In the event of any inconsistency between any Debt Document and this Agreement, this Agreement shall prevail, other than to the extent the same adversely affects the creation or enforceability of the Transaction Security if the terms of this Agreement were to prevail over the terms of any Security Document.

3. Ranking and Priority

3.1 Ranking of Debt

Unless expressly provided to the contrary in this Agreement, the Debt shall rank in right and priority of payment in the following order:

(a) first, the Super Senior Debt (pari passu between all indebtedness under the Super Senior RCF and the Hedging Obligations);

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(b) secondly, the Senior Debt (pari passu between all indebtedness under the Bonds and any New Debt);

(c) thirdly, any liabilities raised in the form of Intercompany Debt; and

(d) fourthly, any liabilities raised in the form of Subordinated Debt.

3.2 Security over Proceeds Account Pledge Agreement

Any Security granted over the Proceeds Account Pledge Agreement or similar arrangement whereby the proceeds from the Bonds, the New Debt or other Debt are paid pending satisfaction of certain conditions for its disbursement shall not be subject to this Agreement and, hence, only secure the obligations and liabilities owed towards the creditor having disbursed such debt.

3.3 Transaction Security and Guarantees

Unless expressly provided to the contrary in this Agreement, the Transaction Security and the Guarantees will be granted with the following ranking and priority:

(a) the Guarantees and the Transaction Security shall be granted with first priority ranking in respect of the Super Senior Debt and the Senior Debt, pari passu between the Super Senior Debt and the Senior Debt, but subject always to the allocation of proceeds provision as set out in Clause 16 (Application of Recoveries); and

(b) the Intercompany Debt and any Subordinated Debt shall remain unguaranteed and unsecured.

3.4 Intercompany Debt and Subordinated Debt

(a) Each of the Parties agrees that the Intercompany Debt and the Subordinated Debt are postponed and subordinated to the Liabilities owed by the ICA Group Companies to the Secured Parties.

(b) This Agreement does not purport to rank any of the Intercompany Debt or the Subordinated Debt as between themselves, other than as explicitly set out herein.

3.5 Preservation of Subordinated Debt and Intercompany Debt

Notwithstanding any term of this Agreement postponing, subordinating or preventing the payment of all or any part of the Subordinated Debt and Intercompany Debt, the relevant Subordinated Debt or Intercompany Debt shall, as between the Subordinated Creditors and Intercompany Creditors, be deemed to remain owing or due and payable (and interest, default interest or indemnity payments shall continue to accrue) in accordance with the relevant Debt Documents (unless the Subordinated Debt or Intercompany Debt is released pursuant to the terms of this Agreement).

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4. Secured Parties and Secured Obligations

4.1 Payments of Secured Obligations

The ICA Group Companies may make Payments in respect of the Secured Obligations at any time in accordance with the terms of the relevant Secured Document.

4.2 Amendments and Waivers

(a) Subject to Clause 31 (Amendments and Waivers) and paragraphs (b)-(c) below, the relevant Secured Parties and ICA Group Companies may amend or waive the terms of the Secured Documents in accordance with their terms (and subject only to any consent required under them) at any time.

(b) No Super Senior RCF Creditor and no ICA Group Company may increase the principal amount of any Super Senior RCF Debt if and to the extent that the aggregate principal amount of the Super Senior RCF Debt exceeds the Super Senior Headroom.

(c) Notwithstanding the foregoing, no amendment to any term in the Bonds Terms and Conditions which is referenced in this Agreement may be made without the prior written consent of the Majority Super Senior Creditors if such amendment could reasonably be expected to have an adverse effect on the interests of the Super Senior RCF Creditors under the Super Senior RCF.

4.3 Security and Guarantees

A Secured Party may take, accept or receive the benefit of:

(a) any Security from any Group Company in respect of the Secured Obligations in addition to the Transaction Security and the Guarantees if at the same time it is also offered either:

(i) to the Security Agent as agent or common representative (or, if the trust structure is recognized in the relevant jurisdiction, as trustee) for all the other Secured Parties in respect of all the Secured Obligations; or

(ii) in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as agent, common representative or trustee for the Secured Parties:

(A) to all the Secured Parties in respect of the Secured Obligations; or

(B) to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties or, where appropriate, the Security Agent as representative of the Secured Parties,

and ranks in the same order of priority as that contemplated in Clause 3.3 (Transaction Security and Guarantees); and

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(b) any guarantee, indemnity or other assurance against loss from any Group Company in respect of the Secured Obligations in addition to those in the original form of the Secured Documents if and to the extent legally possible, at the same time it is also offered to the other Secured Parties in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 3 (Ranking and Priority).

5. Hedge Counterparties and Hedging Obligations

5.1 Hedge Counterparties

A person is a Hedge Counterparty and is entitled to share in any Transaction Security and the Guarantees in respect of any Hedging Obligations only if the person is (i) an Original Hedge Counterparty or (ii) a financial institution selected by the Issuer or any other Group Company, provided that that financial institution delivers to the Security Agent a duly completed and signed Creditor/Representative Accession Undertaking and the Security Agent executes such Creditor/Representative Accession Undertaking.

5.2 Hedging Agreements

(a) Liabilities under a Hedging Agreement will only be treated as Hedging Obligations if the Hedging Agreement complies with this Clause 5.2.

(b) Each Hedging Agreement shall:

(i) be based on the 1992 or 2002 ISDA Master Agreement and be in form and substance satisfactory to the Security Agent;

(ii) in the event of termination of a transaction whether upon a Termination Event or an Event of Default (each as defined in the relevant Hedging Agreement) provide for payments under the "Secured Method" (in the case of the 1992 ISDA Master Agreement) or two way payments (in the case of any other form of Hedging Agreement);

(iii) specify "Automatic Early Termination" as applicable where a Group Company is the "Defaulting Party", each as defined in the relevant ISDA Master Agreement, or similar in the case of any other form of Hedging Agreement, only if appropriate in view of the relevant ISDA netting opinion; and

(iv) each Hedge Counterparty shall promptly upon request supply the Security Agent with a copy of any Hedging Agreement to which it is a party.

5.3 Restrictions on payment and security

(a) No Hedge Counterparty shall demand or receive, and no ICA Group Company shall (and the Issuer shall ensure that no other Group Company will) make, any payment in respect of any Hedging Obligations or apply any money or property

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in or towards discharge of any Hedging Obligations (including by way of set-off) except:

(i) for a payment or discharge made in accordance with scheduled payments under that Hedging Agreement and this Agreement;

(ii) for a payment or discharge made in accordance with Clause 5.4 (Closing out of hedging transactions);

(iii) payments or deductions arising as a result of:

(A) any of sections 2(d) (Deduction or Withholding for Tax), 2(e) (Default Interest; Other Amounts), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments) and 11 (Expenses) of the 1992 ISDA Master Agreement (if the Hedging Agreement is based on a 1992 ISDA Master Agreement);

(B) any of sections 2(d) (Deduction or Withholding for Tax), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments), 9(h)(i) (Prior to Early Termination) and 11 (Expenses) of the 2002 ISDA Master Agreement of that Hedging Agreement (if the Hedging Agreement is based on a 2002 ISDA Master Agreement); or

(C) any provision of a Hedging Agreement which is similar in meaning and effect to any provision listed in paragraph (A) or (B) above (if the Hedging Agreement is not based on the relevant ISDA Master Agreement), for the avoidance of doubt, application by a Hedge Counterparty in the order permitted by Clause 16 (Application of Recoveries) of proceeds received by a Hedge Counterparty in connection with the enforcement of any Transaction Security or the Guarantees.

(b) No Hedge Counterparty shall permit to subsist or receive, and no ICA Group Company shall (and the Issuer shall ensure that no other Group Company will) create or permit to subsist, any Security or any guarantee for or in respect of any Hedging Obligations, other than under the original form of any Transaction Security Document and the Guarantee and Adherence Agreement or if permitted by the Security Agent, provided that the granting of Security or guarantees shall always be subject to approval by the Super Senior RCF Creditor.

5.4 Closing out of hedging transactions

(a) No Hedge Counterparty or ICA Group Company may terminate or close out any hedging transaction under a Hedging Agreement prior to its originally stated maturity or rely on automatic early termination or on any other provision in the relevant Hedging Agreement so as not to make a payment under the Hedging Agreement unless:

(i) any Hedging Obligations has not been paid on the due date and the non-payment has not been remedied within 30 days after the Hedge

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Counterparty has given notice to the Security Agent of the non-payment and of its intention to terminate or close out that hedging transaction;

(ii) an Acceleration Event has occurred;

(iii) an Illegality, Tax Event, Tax Event Upon Merger or a Credit Event Upon Merger (each as defined in the relevant ISDA Master Agreement), or similar event in the case of any other form of Hedging Agreement, has occurred;

(iv) any Event of Default has occurred under clauses 14.5 (Insolvency), 14.6 (Insolvency proceedings) or 14.7 (Creditors' process) of the Bonds Terms and Conditions or corresponding Clauses of any Super Senior RCF;

(v) the termination or closing out is carried out only to the extent required to reflect any repayment or prepayment of Debt which was hedged by the hedging transaction, and the Security Agent is notified accordingly; or

(vi) in case of a refinancing (or repayment) and cancellation in full of the Super Senior RCF.

(b) Promptly following an Acceleration Event each Hedge Counterparty shall:

(i) exercise any rights it may have to terminate or close out any hedging transactions under a Hedging Agreement;

(ii) pay to the Security Agent any amount owed by it and any close out amount received under a Hedging Agreement for application in accordance with Clause 16.1 (Order of Application); and

(iii) exercise any right of set off or take or receive any payment in respect of any Hedging Obligations of that Group Company.

5.5 Limitations on hedging transactions

(a) If, at any time (i) the aggregate of the notional amounts of any interest rate hedging under the Hedging Agreements, or, (ii) the aggregate of the notional amounts of any exchange rate hedging under the Hedging Agreements, in each case in relation to amounts outstanding under the Bonds and any New Debt, exceeds the aggregate amount outstanding under the Bonds and any New Debt at that time, the Issuer must promptly notify the Security Agent and must, at the request of the Security Agent (acting on instruction of the Super Senior Representative), reduce the aggregate notional amount (the notional amount with each Hedge Counterparty shall be reduced pro rata) of those transactions by an amount and in a manner satisfactory to the Security Agent (acting on instruction of the Super Senior Representative) so that it no longer exceeds or will not exceed one hundred (100) per cent of the aggregate amount of the Bonds and/or any New Debt then outstanding.

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(b) Paragraph (a) above shall not apply to any transactions in respect of any Hedging Agreement under which the borrowers under the Secured Documents have no actual or contingent indebtedness.

(c) The Security Agent must make a request under paragraph (a) above if so required by a Hedge Counterparty.

6. Option to Purchase

(a) Some or all of the Bondholders (the "Purchasing Secured Creditors") may at any time following an exercise by the Senior Creditors of a Senior Acceleration Event or any of the enforcement provisions of any Transaction Security, after having given all Senior Creditors the opportunity to participate in such purchase, by giving not less than ten Business Days' notice to the Security Agent, require the transfer to them (or to a nominee or nominees), provided that they have acceded to this Agreement as Super Senior Creditors in accordance with Clause 28.6 (Accession of Super Senior RCF Creditors), of all, but not part, of the rights, benefits and obligations in respect of the Super Senior Debt if:

(i) that transfer is lawful and, subject to paragraph (ii) below, otherwise permitted by the terms of the relevant Super Senior RCF;

(ii) any conditions relating to such a transfer contained in the relevant Super Senior RCF are complied with, other than:

(A) any requirement to obtain the consent of, or consult with, any ICA Group Company or other member of the Group relating to such transfer, which consent or consultation shall not be required; and

(B) to the extent to which the Purchasing Secured Creditors provide Cash Cover for any letter of credit, the consent of the relevant issuing bank relating to such transfer; and

(C) any condition more onerous than those contained in Clause 25.1 (Transfers by the Lenders) of the original form of the Super Senior RCF on the date of this Agreement;

(iii) the relevant SSRCF Agent, on behalf of the Super Senior Creditors, is paid an amount by the Purchasing Secured Creditors equal to the aggregate of:

(A) any amounts provided as Cash Cover by the Purchasing Secured Creditors for any letter of credit (as envisaged in paragraph (ii)(B) above);

(B) all of the Super Senior Debt at that time (whether or not due), including all amounts that would have been payable under the Super Senior RCF Documents if the Super Senior Debt were

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being prepaid by the relevant ICA Group Companies on the date of that payment; and

(C) all costs and expenses (including legal fees) incurred by the relevant Agent and/or the Super Senior Creditors as a consequence of giving effect to that transfer;

(iv) as a result of that transfer the Super Senior Creditors have no further actual or contingent liability to any ICA Group Company under the relevant Super Senior RCF Documents;

(v) an indemnity is provided from the Purchasing Secured Creditors (or from another third party acceptable to all the Super Senior Creditors) in a form satisfactory to each Super Senior Creditors in respect of all losses which may be sustained or incurred by any Super Senior Creditor in consequence of any sum received or recovered by any Super Senior Creditor from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Super Senior Creditor for any reason; and

(vi) the transfer is made without recourse to, or representation or warranty from, the Super Senior Creditors, except that each Super Senior Creditor shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b) The Creditor Representatives in respect of the Super Senior Debt shall, at the request of the Purchasing Secured Creditors notify the Senior Creditors of:

(i) the sum of the amounts described in paragraphs (a)(iii)(B) and (C) above; and

(ii) the amount of each letter of credit for which Cash Cover is to be provided by all the Purchasing Secured Creditors.

(c) If more than one Purchasing Secured Creditor wishes to exercise the option to purchase the Super Senior Debt in accordance with paragraph (a) above, each such Purchasing Secured Creditor shall:

(i) acquire the Super Senior Debt pro rata, in the proportion that its Senior Debt bears to the aggregate Senior Debt of all the Purchasing Secured Creditors; and

(ii) inform the Bonds Agent in accordance with the terms of the Bonds Terms and Conditions, who will determine the appropriate share of the Super Senior Debt to be acquired by each such Purchasing Secured Creditor and who shall inform each such Purchasing Secured Creditor accordingly,

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and the Bonds Agent shall promptly inform the SSRCF Agent of the Super Senior Creditors of the Purchasing Secured Creditors intention to exercise the option to purchase the Super Senior Debt.

7. Subordinated Debt

7.1 Subordinated Creditors

(a) Until the Final Discharge Date:

(i) no Subordinated Creditor shall demand or receive, and neither the Subordinated Debtor nor any ICA Group Company shall (and the Issuer shall ensure that no other Group Company will) make, any payment, repayment or prepayment of any principal, interest or other amount on or in respect of, or any distribution in respect of, or any redemption or purchase of, any Subordinated Debt in cash or in kind (or otherwise discharge any part of the Subordinated Debt by way of set-off or otherwise), except as permitted by Clause 6.2 (Permitted Subordinated Debt Payments) or Clause 11.2 (Acceleration and Claim of Subordinated Debt and Intercompany Debt) or otherwise under the Secured Documents;

(ii) no Subordinated Creditor shall claim or rank as a creditor in the insolvency, winding-up, bankruptcy or liquidation of any Group Company other than in accordance with Clause 11.2 (Acceleration and Claim of Subordinated Debt and Intercompany Debt);

(iii) no Subordinated Creditor, Subordinated Debtor or ICA Group Company shall take or omit to take any action whereby the ranking and/or subordination contemplated by this Agreement may be impaired; and

(iv) no Subordinated Creditor or Subordinated Debtor shall amend or terminate any provision of any Subordinated Debt Document (unless the amendment or termination is not prejudicial to the interests of the Secured Parties under the Secured Documents or the Secured Documents permit otherwise).

(b) Paragraph (a) above does not apply to any action arising as a result of any prior consent of the Representatives.

(c) No Subordinated Creditor shall permit to subsist or receive, and no ICA Group Company shall (and the Issuer shall ensure that no other Group Company will) create or permit to subsist, any Security or any guarantee for or in respect of any Subordinated Debt, other than Security constituting Transaction Security and except if permitted by the Security Agent (acting on instructions from the Representatives).

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7.2 Permitted Subordinated Debt Payments

Notwithstanding anything to the contrary in this Clause 7, the Issuer shall be permitted to make Payments in respect of Subordinated Debt which are otherwise permitted under the Secured Documents.

7.3 Restrictions on enforcement by the Subordinated Creditors

(a) Until the Final Discharge Date, no Subordinated Creditor shall, except with the prior written consent of or as required by the Security Agent, take any Enforcement Action in relation to any Subordinated Debt.

(b) If required by the Security Agent to take Enforcement Action, the Subordinated Creditors will promptly take the relevant Enforcement Action and apply any proceeds from that Enforcement Action in accordance with Clause 9 (Turnover of Non-Permitted Payments).

7.4 Restrictions on subrogation

Until the Final Discharge Date, no Subordinated Creditor or ICA Group Company shall, except with the prior consent of the Representatives, be subrogated to or entitled to exercise any right of any Secured Party or any Security or guarantee under any Secured Document.

7.5 Conversion into equity

In the event that the equity of the Subordinated Debtor at any time prior to the Final Discharge Date is less than half of its registered share capital, each Subordinated Creditor shall, as soon as reasonably practical, take any action required in order to convert the Subordinated Debt (or part thereof) into equity through conditional capital contributions (Sw. villkorade aktieägartillskott) or unconditional capital contributions (Sw. ovillkorade aktieägartillskott) in an amount sufficient to ensure that the equity of the Subordinated Debtor is at least equal to its registered share capital. For the avoidance of doubt, the obligations of each Subordinated Creditor under this Agreement are several. No Subordinated Creditor is responsible for the obligations of any other Subordinated Creditor.

7.6 Release of obligations

At any time following an Acceleration Event each Subordinated Creditor must, if requested by the Security Agent, release and discharge any Subordinated Debt specified by the Security Agent, by way of shareholders' contribution (Sw. aktieägartillskott), forgiveness of liabilities, or in any other way deemed appropriate by the Security Agent.

8. Intercompany Debt

8.1 Intercompany Creditors

(a) Until the Final Discharge Date:

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(i) no Intercompany Creditor shall demand or receive, and no Intercompany Debtor nor any ICA Group Company shall (and the Issuer shall ensure that no other Group Company will) make, any payment, repayment or prepayment of any principal, interest or other amount on or in respect of, or any distribution in respect of, or any redemption or purchase of, any Intercompany Debt in cash or in kind (or otherwise discharge any part of the Intercompany Debt by way of set-off or otherwise), except as permitted by Clause 8.2 (Permitted Intercompany Debt Payments) or Clause 11.2 (Acceleration and Claim of Subordinated Debt and Intercompany Debt);

(ii) no Intercompany Creditor shall claim or rank as a creditor in the insolvency, winding-up, bankruptcy or liquidation of any Group Company other than in accordance with Clause 11.2 (Acceleration and Claim of Subordinated Debt and Intercompany Debt);

(iii) no Intercompany Creditor, Intercompany Debtor or ICA Group Company shall take or omit to take any action whereby the ranking and/or subordination contemplated by this Agreement may be impaired; and

(iv) no Intercompany Creditor or Intercompany Debtor shall amend or terminate any provision of any Intercompany Debt Document (unless the amendment or termination is not prejudicial to the interests of the Secured Parties under the Secured Documents or the Secured Documents permit otherwise).

(b) Paragraph (a) above does not apply to any action arising as a result of any prior consent of the Representatives.

(c) No Intercompany Creditor shall permit to subsist or receive, and no ICA Group Company shall (and the Issuer shall ensure that no other Group Company will) create or permit to subsist, any Security or any guarantee for or in respect of any Intercompany Debt except if permitted by the Security Agent (acting on instructions from the Representatives).

8.2 Permitted Intercompany Debt Payments

(a) Until the Final Discharge Date and subject to Clause 9 (Turnover of Non-Permitted Payments) and Clause 11 (Effect of Insolvency Event), an Intercompany Debtor may pay, and the relevant Intercompany Creditor may receive and retain, including by way of set-off Payments in respect of any Intercompany Debt, in each case provided that at the time of Payment, no Acceleration Event has occurred or would result from such Payment.

(b) For the avoidance of doubt, no Group Company shall be required to accede to this Agreement only by reason of being a creditor or debtor in respect of an intra-group loan that is not qualified as a Material Intercompany Loan.

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8.3 Restrictions on enforcement by the Intercompany Creditors

(a) Until the Final Discharge Date, if an Acceleration Event has occurred, no Intercompany Creditor shall, except with the prior written consent of or as required by the Security Agent, take any Enforcement Action in relation to any Intercompany Debt or intercompany debt subject to Transaction Security.

(b) If required by the Security Agent to take Enforcement Action, the Intercompany Creditors will promptly take the relevant Enforcement Action and apply any proceeds from that Enforcement Action in accordance with Clause 10 (Turnover of Non-Permitted Payments).

8.4 Restrictions on subrogation

Until the Final Discharge Date, no Intercompany Creditor, Intercompany Debtor or ICA Group Company shall, except with the prior consent of the Representatives, be subrogated to or entitled to exercise any right of any Secured Party or any Security or guarantee under any Secured Document.

8.5 Conversion into equity

In the event that the equity of any ICA Group Company (incorporated under the laws of Sweden) at any time prior to the Final Discharge Date is less than half of its registered share capital, each Intercompany Creditor shall, as soon as reasonably practical, take any action required in order to convert the Intercompany Debt (or part thereof) into equity through conditional capital contributions (Sw. villkorade aktieägartillskott) or unconditional capital contributions (Sw. ovillkorade aktieägartillskott) in an amount sufficient to ensure that the equity of the relevant ICA Group Company is at least equal to its registered share capital. For the avoidance of doubt, the obligations of each Intercompany Creditor under this Agreement are several. No Intercompany Creditor is responsible for the obligations of any other Intercompany Creditor.

8.6 Release of obligations

At any time following an Acceleration Event, each Intercompany Creditor must, if requested by the Security Agent, release and discharge any Intercompany Debt specified by the Security Agent, by way of shareholders' contribution (Sw. aktieägartillskott), forgiveness of liabilities, or in any other way deemed appropriate by the Security Agent.

9. Unsecured Convertible Notes Creditors and Unsecured Convertible Notes Liabilities

9.1 Definitions

For the purposes of this Clause 9 and Clause 1.1 (Definitions):

"Creditor Representative" means in relation to any Unsecured Convertible Noteholders, the US Unsecured Convertible Notes Trustee and any person which has acceded to this Agreement as the Creditor Representative of the Unsecured Convertible Noteholders

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pursuant to Clause 9.20 (Accession of Creditor Representatives and Unsecured Convertible Noteholders in Respect of Unsecured Convertible Notes).

"Creditor Representative Amounts" means fees, costs and expenses of a Creditor Representative payable to a Creditor Representative for its own account pursuant to the relevant Unsecured Convertible Notes Documents or any engagement letter between a Creditor Representative and an ICA Group Company (including any amount payable to a Creditor Representative by way of indemnity, remuneration or reimbursement for expenses incurred) and the costs incurred by a Creditor Representative in connection with any actual or attempted Enforcement Action which is permitted by this Agreement which are recoverable pursuant to the terms of the Unsecured Convertible Notes Documents.

"Initial Unsecured Convertible Noteholders" means any holder from time to time of the Initial Unsecured Convertible Notes.

"Initial Unsecured Convertible Notes" means the Unsecured Convertible Notes set out in paragraphs (a) to (c) of the definition of "Unsecured Convertible Notes".

"Initial Unsecured Convertible Notes Documents" means any Unsecured Convertible Notes Documents in respect of the Initial Unsecured Convertible Notes.

"Payment" means, in respect of any Unsecured Convertible Notes Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Unsecured Convertible Notes Liabilities (or other liabilities or obligations).

"Permitted Unsecured Convertible Notes Payments" means the Payments permitted by Clause 9.7 (Permitted Payments: Unsecured Convertible Notes Liabilities).

"Relevant Unsecured Convertible Notes Event of Default" has the meaning given to that term in paragraph (b) of 9.13 (Permitted Enforcement: Unsecured Convertible Notes Creditors).

"Required Unsecured Convertible Notes Creditors" means Unsecured Convertible Noteholders whose participations in the Unsecured Convertible Notes outstanding at that time aggregate more than 50 per cent. of the total Unsecured Convertible Notes participations at that time.

"Unsecured Convertible Noteholder" means any holder from time to time of any Unsecured Convertible Notes.

"Unsecured Convertible Notes Creditors" means each Creditor Representative in respect of any Unsecured Convertible Notes Liabilities and each Unsecured Convertible Noteholder.

"Unsecured Convertible Notes Discharge Date" means the first date on which:

(a) all Unsecured Convertible Notes Liabilities have been fully and finally discharged to the satisfaction of each of the Unsecured Convertible Noteholders, including as a result of any Enforcement Action; and

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(b) the Unsecured Convertible Noteholders are under no further obligation to provide financial accommodation to any of the ICA Group Companies under the Unsecured Convertible Notes Documents.

"Unsecured Convertible Notes Enforcement Notice" has the meaning given to that term in paragraph (c) of 9.13 (Permitted Enforcement: Unsecured Convertible Notes Creditors) below.

"Unsecured Convertible Notes Indenture" means any note indenture setting out the terms of any debt security which creates or evidences the terms applicable to any Unsecured Convertible Notes Liabilities.

"Unsecured Convertible Notes Standstill Period" means, in relation to a Relevant Unsecured Convertible Notes Event of Default, the period beginning one Business Day following the date (the "Unsecured Convertible Notes Standstill Start Date") the Creditor Representative in respect of the relevant Unsecured Convertible Notes Liabilities (or, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, the required majority of Unsecured Convertible Noteholders) serves an Unsecured Convertible Notes Enforcement Notice on the Security Agent and the Creditor Representatives in respect of the other Unsecured Convertible Notes Liabilities (or, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, each of the Unsecured Convertible Noteholders in respect of the relevant Unsecured Convertible Notes), in respect of such Relevant Unsecured Convertible Notes Event of Default, and ending on the earliest to occur of:

(a) the date falling 179 days after the Unsecured Convertible Notes Standstill Start Date;

(b) the date the Security Agent or any Representative takes any Enforcement Action in respect of the Issuer provided that if an Unsecured Convertible Notes Standstill Period ends pursuant to this paragraph (b) the Unsecured Convertible Notes Creditors may only take the same Enforcement Action in relation to the relevant Unsecured Convertible Notes Liabilities (and only against the Issuer) as the Enforcement Action taken by the Security Agent or that Representative;

(c) the date of an Insolvency Event (other than an Insolvency Event directly caused by any action taken by or at the request or direction of an Unsecured Convertible Notes Creditor) in respect of the Issuer provided that if an Unsecured Convertible Notes Standstill Period ends pursuant to this paragraph (c), the Unsecured Convertible Notes Creditors may only take Enforcement Action against the Issuer;

(d) the expiry of any other Unsecured Convertible Notes Standstill Period outstanding at the date such first mentioned Unsecured Convertible Notes Standstill Period commenced (unless that expiry occurs as a result of a cure, waiver or other permitted remedy);

(e) an event of default under an Unsecured Convertible Notes Document resulting from a failure to pay the principal amount of the relevant Unsecured Convertible

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Notes Liabilities at their final maturity of the relevant Unsecured Convertible Notes Liabilities; and

(f) the date on which the Super Senior Representative and the Senior Representative give their consent to an early termination of the Unsecured Convertible Notes Standstill Period.

9.2 Override and Construction

(a) Subject to paragraphs (c) to (e) below, notwithstanding any other term of this Agreement, the provisions of this Clause 9 (and any provisions referred to herein) shall be the only terms applicable to, or that may affect, any Unsecured Convertible Notes, Unsecured Convertible Notes Liabilities and Unsecured Convertible Notes Documents. The Unsecured Convertible Notes Creditors shall have no rights against or obligations any other Party to this Agreement other than pursuant to these applicable provisions. In the event of any inconsistency between other provisions in this Agreement and this Clause 9, this Clause 9 shall prevail.

(b) Without prejudice to the general nature of paragraph (a) above, and for the avoidance of doubt, the provisions of Clause 18 (Distressed Disposals and Appropriation) shall not apply to any Unsecured Convertible Notes Liabilities and no Creditor, other than the relevant Unsecured Convertible Noteholder, shall have the right to release the Unsecured Convertible Notes Liabilities in connection with any Distressed Disposal.

(c) Notwithstanding paragraph (a) above, Clause 1.3 (Construction), Clause 18 (Distressed Disposals and Appropriation), paragraph (b) of Clause 26.1 (Notification of prescribed events) and Clauses 35 (Counterparts) to 38 (Electronic execution) (inclusive) shall apply to the terms of this Clause 9 as if they were set out in this Clause 9 in full mutatis mutandis.

(d) Notwithstanding paragraph (a) above, Clause 29 (Notices) shall apply to the terms of this Clause 9 as if they were set out in this Clause 9 in full mutatis mutandis. Any communication to the Creditor Representative of the relevant Unsecured Convertible Notes Liabilities (or, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, each of the relevant Unsecured Convertible Noteholders), whether for the delivery of notice or any other communication shall be made or delivered to:

(i) with respect to the Swedish Unsecured Convertible Notes, to that identified with its name below;

(ii) with respect to the US Unsecured Convertible Notes, to that identified with its name below;

(e) Unless otherwise defined in this Clause 9, any capitalised term in this Clause 9 shall have the meaning given to it in Clause 1.1 (Definitions).

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9.3 Ranking and priority

Each of the Parties agreed that the Liabilities owed by the Issuer to the Unsecured Convertible Notes Creditors shall rank in right of Payment and priority as follows:

(a) postponed and subordinated to (i) the Super Senior Creditors in respect of the Super Senior Debt and (ii) the Senior Creditors in respect of the Senior Debt;

(b) pari passu and without preference between them to any unsecured and unsubordinated liabilities of the Issuer;

(c) in priority to (i) any Subordinated Debt owed by the Issuer and (ii) any Intercompany Debt owed by the Issuer to any ICA Group Company.

9.4 Incurrence of Unsecured Convertible Notes Liabilities

(a) Each of the Parties confirms on the date of this Agreement that the Initial Unsecured Convertible Notes Documents and the Initial Unsecured Convertible Notes issued under the Initial Unsecured Convertible Notes Documents are permitted or not prohibited by the Secured Documents to which it is a party.

(b) Until the Final Discharge Date, the ICA Group Companies shall not (and shall procure that no other member of the Group will) enter into any Unsecured Convertible Notes Document or issue any Unsecured Convertible Notes unless:

(i) the issuer of the relevant Unsecured Convertible Notes is the Issuer;

(ii) if the Final Discharge Date has not occurred, such incurrence of the relevant Unsecured Convertible Notes Liabilities and the application of the proceeds thereof is not prohibited by the Secured Documents (or has been approved by the Super Senior Representative and the Senior Representative); and

(iii) if the Unsecured Convertible Notes Discharge Date has not occurred, such incurrence of the relevant Unsecured Convertible Notes Liabilities and the application of the proceeds thereof is not prohibited by any other Unsecured Convertible Notes Document (or has been approved by the relevant Unsecured Convertible Notes Creditors).

provided (in each case) that any such prohibitions in any Secured Documents or Unsecured Convertible Notes Document shall not be materially more restrictive than the prohibitions contained in the Bonds Terms and Conditions and the Original Super Senior RCF (in each case in its original form) and the prohibitions contained in the Initial Unsecured Convertible Notes Documents.

9.5 Unsecured Convertible Notes Creditors and Unsecured Convertible Notes Liabilities

Without the prior written consent of the Required Unsecured Convertible Notes Creditors, (i) the Original Super Senior RCF may not be extended unless all scheduled payments in respect of the Unsecured Convertible Notes Liabilities due before such

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extended maturity date are permitted under the Super Senior RCF, (ii) the requirement under the Bond Terms and Conditions to redeem all bonds on 14 June 2028 may not be amended or waived unless all scheduled payments in respect of the Unsecured Convertible Notes Liabilities due before the Final Maturity Date (as defined in the Bond Terms and Conditions) are permitted, and (iii) the maturity date under the Bond Terms and Conditions may not otherwise be extended unless all scheduled payments in respect of the Unsecured Convertible Notes Liabilities due before such extended maturity date are permitted.

9.6 Restriction on Payment: Unsecured Convertible Notes Liabilities

Until the Final Discharge Date, the ICA Group Companies shall not, and shall procure that no other member of the Group will:

(a) make any Payments in respect of any principal, interest or other amount on or in respect of, or make any distribution in respect of any Unsecured Convertible Notes Liabilities in cash or in kind or apply any such money or property in or towards discharge of any Unsecured Convertible Notes Liabilities; or

(b) exercise any set-off against any Unsecured Convertible Notes Liabilities,

except as permitted by:

(i) Clause 9.7 (Permitted Payments: Unsecured Convertible Notes Liabilities);

(ii) Paragraph (b) of Clause 9.8 (Payment Obligations and Capitalisation of Interest Continue); and

(iii) Clause 9.13 (Permitted Enforcement: Unsecured Convertible Notes Creditors).

9.7 Permitted Payments: Unsecured Convertible Notes Liabilities

The Issuer may:

(a) prior to the Final Discharge Date:

(i) make Payments to the Unsecured Convertible Noteholders in respect of the Unsecured Convertible Notes Liabilities in accordance with the Unsecured Convertible Notes Documents (as may be amended in accordance with the terms of this Agreement and the relevant Unsecured Convertible Notes Documents) provided the Payment is not otherwise prohibited by the Secured Documents (provided (in each case) that any such prohibitions in any Secured Documents shall not be materially more restrictive than the prohibitions contained in the Bonds Terms and Conditions and the Original Super Senior RCF (in each case in its original form));

(ii) make Payments of Creditor Representative Amounts due and payable to the Creditor Representative(s) in respect of the Unsecured Convertible

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Notes Liabilities, provided the Payment is not otherwise prohibited by the Secured Documents (provided that any such prohibitions in any Secured Documents shall not be materially more restrictive than the prohibitions contained in the Bonds Terms and Conditions and the Original Super Senior RCF (in each case in its original form)); or

(iii) make Payments to the Unsecured Convertible Noteholders in respect of the Unsecured Convertible Notes Liabilities only if the Super Senior Representative and the Senior Representative have given their prior consent to that Payment being made.

(b) On or after the Final Discharge Date, make Payments to the Unsecured Convertible Noteholders in respect of the Unsecured Convertible Notes Liabilities in accordance with the Unsecured Convertible Notes Documents (as may be amended in accordance with the terms of this Agreement and the relevant Unsecured Convertible Notes Documents).

(c) The Permitted Unsecured Convertible Notes Payments shall be considered "Permitted Payments" for all purposes under the terms of this Agreement.

(d) Notwithstanding anything to the contrary in this Clause 9.7, it is understood and agreed that no Payments of Unsecured Convertible Notes Liabilities are permitted by the Secured Documents as in effect on the date hereof, provided that, for the avoidance of doubt, the foregoing does not prohibit (i) the payment of accrued interest by way of capitalisation or the accrual of "paid-in-kind" interest thereon, (ii) Payments of Unsecured Convertible Notes Liabilities in connection with a conversion of the Unsecured Convertible Notes (however and for the avoidance of doubt, not including any cash Payments), and (iii) Payments of Creditor Representative Amounts incurred in the ordinary course.

9.8 Payment Obligations and Capitalisation of Interest Continue

No ICA Group Company shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Unsecured Convertible Notes Document by the operation of Clause 9.6 (Restriction on Payment: Unsecured Convertible Notes Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

9.9 Amendments and Waivers: Unsecured Convertible Notes Creditors

(a) Subject to paragraph (b) below, the Unsecured Convertible Notes Creditors may amend or waive the terms of the Unsecured Convertible Notes Documents (other than this Agreement) in accordance with their terms at any time.

(b) Prior to the Final Discharge Date, the Unsecured Convertible Notes Creditors may not amend or waive the terms of the Unsecured Convertible Notes Documents if the amendment or waiver would result in any Unsecured Convertible Notes Document not complying with this Agreement or the terms of the Secured Documents without the prior consent of the Super Senior Representative and the Senior Representative, provided that any such

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prohibitions in any Secured Document shall not be materially more restrictive than the prohibitions contained in the Bonds Terms and Conditions and the Original Super Senior RCF (in each case in its original form).

9.10 Designation of Unsecured Convertible Notes Documents

If:

(a) the terms of a document to be designated as an Unsecured Convertible Notes Document does not comply with Clause 9.4 (Incurrence of Unsecured Convertible Notes Liabilities); or

(b) the terms of a document effect a change which would, if that change was effected by way of amendment to, or waiver of, the terms of an Unsecured Convertible Notes Document, require the consent of the Super Senior Representative and the Senior Representative under Clause 9.9 (Amendments and Waivers: Unsecured Convertible Notes Creditors),

that document shall not constitute an Unsecured Convertible Notes Document for the purposes of this Agreement without the prior consent of the Super Senior Representative and the Senior Representative.

9.11 Security and Guarantees: Unsecured Convertible Notes Liabilities

At any time prior to the Final Discharge Date, except with the prior consent of the Super Senior Representative and the Senior Representative, the Unsecured Convertible Noteholders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from the ICA Group Companies or any other member of the Group in respect of their Unsecured Convertible Notes Liabilities other than any indemnity or assurance against loss granted by the Issuer pursuant to the terms of any Unsecured Convertible Notes Document.

9.12 Restrictions on Enforcement: Unsecured Convertible Noteholder

At any time prior to the Final Discharge Date in respect of any Unsecured Convertible Notes Liabilities having a final maturity date falling no later than the applicable maturity date for the Bonds Terms and Conditions and the Original Super Senior RCF respectively, except with the prior written consent of the Super Senior Representative and the Senior Representative or as permitted pursuant to Clause 9.13 (Permitted Enforcement: Unsecured Convertible Notes Creditors) or Clause 9.14 (Subsequent Enforcement Action), no Unsecured Convertible Notes Creditor shall be entitled to take, or direct the relevant Creditor Representative in respect of the relevant Unsecured Convertible Notes Liabilities to take, any Enforcement Action against any of the ICA Group Companies in respect of any of the Unsecured Convertible Notes Liabilities.

9.13 Permitted Enforcement: Unsecured Convertible Notes Creditors

Subject to Clause 9.15 (Enforcement on Behalf of Unsecured Convertible Notes Creditors), the restrictions in Clause 9.12 (Restrictions on Enforcement: Unsecured

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Convertible Noteholder) will not apply in respect of the Unsecured Convertible Notes Liabilities if:

(a) a Super Senior Acceleration Event or a Senior Acceleration Event has occurred (in each case as it relates to the Issuer only and, for the avoidance of doubt, including any Super Senior Acceleration Event or Senior Acceleration Event that has been taken in relation to a procurement obligation on the part of the Issuer with respect to any member of the Group, but excluding any failure to comply, breach or event of default by any member of the Group (other than the Issuer)), in which case each Unsecured Convertible Notes Creditor may take the same Enforcement Action (but in respect of the Unsecured Convertible Notes Liabilities) as constitutes that Super Senior Acceleration Event or Senior Acceleration Event (as relevant and only in respect of the Issuer);

(b) an event of default has occurred and is continuing under the relevant Unsecured Convertible Notes Documents (in each case as it relates to the Issuer only and, for the avoidance of doubt, excluding any event of default in relation to the procurement obligations on the part of the Issuer with respect to any member of the Group, and any failure to comply, breach or event of default by any member of the Group (other than the Issuer)) (the "Relevant Unsecured Convertible Notes Event of Default");

(c) each other Creditor Representative has received a notice of the Relevant Unsecured Convertible Notes Event of Default specifying the event or circumstance in relation to the Relevant Unsecured Convertible Notes Event of Default from the relevant Creditor Representative in respect of the Unsecured Convertible Notes Liabilities (or, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, any of the relevant Unsecured Convertible Noteholders), in each case, on instructions of the Required Unsecured Convertible Notes Creditors (an "Unsecured Convertible Notes Enforcement Notice");

(d) the Unsecured Convertible Notes Standstill Period initiated by the Unsecured Convertible Notes Enforcement Notice has elapsed or otherwise terminated; and

(e) the Relevant Unsecured Convertible Notes Event of Default is continuing at the end of the relevant Unsecured Convertible Notes Standstill Period,

provided that, after the occurrence of an Insolvency Event in relation to the Issuer, any Unsecured Convertible Notes Creditor may (unless otherwise directed by the Security Agent), exercise any right it may otherwise have against the Issuer to:

(i) accelerate the Issuer's Unsecured Convertible Notes Liabilities or declare them prematurely due and payable or payable on demand; or

(ii) claim and prove in the liquidation, administration or other insolvency proceedings of the Issuer for the Unsecured Convertible Notes Liabilities owing to it.

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9.14 Subsequent Enforcement Action

The Unsecured Convertible Noteholder may take Enforcement Action under Clause 9.13 (Permitted Enforcement: Unsecured Convertible Notes Creditors) in relation to a Relevant Unsecured Convertible Notes Event of Default to the extent entitled to under the relevant Unsecured Convertible Notes Documents even if, at the end of any relevant Unsecured Convertible Notes Standstill Period relating to that Relevant Unsecured Convertible Notes Event of Default or at any later time, a further Unsecured Convertible Notes Standstill Period in respect of another Relevant Unsecured Convertible Notes Event of Default has begun as a result of any other event of default in relation to those Unsecured Convertible Notes Liabilities.

9.15 Enforcement on Behalf of Unsecured Convertible Notes Creditors

If the Security Agent has notified the Creditor Representative(s) in respect of the Unsecured Convertible Notes Liabilities (or, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, each of the relevant Unsecured Convertible Noteholders) that it is taking or has been instructed by the Instructing Party to take any Enforcement Action in relation to any ICA Group Company or any part of the Charged Property owned by it, its Holding Companies or its Subsidiaries, no Unsecured Convertible Notes Creditor may take any action referred to in Clause 9.13 (Permitted Enforcement: Unsecured Convertible Notes Creditors) against that ICA Group Company, Holding Company or their Subsidiaries while the Security Agent is taking steps to enforce Security or taking Enforcement Action in relation to that ICA Group Company, Holding Company or their Subsidiaries, in each case in accordance with the instructions of the Instructing Party where such action might be reasonably likely to adversely affect such enforcement or Enforcement Action or the amount of proceeds to be derived therefrom.

9.16 Effect of Insolvency Event

(a) Without limitation to Clause 9.17 (Turnover of Receipts), after the occurrence of an Insolvency Event in relation to the Issuer, each of the Unsecured Convertible Notes Creditors shall, to the extent it is entitled to do so, direct the person responsible for the distribution of the assets of the Issuer to make that distribution to the Security Agent (or to such other person as the Security Agent shall direct) until the Secured Obligations have been paid in full.

(b) The Security Agent shall apply distributions made to it under paragraph (a) above in accordance with Clause 9.18 (Application of Proceeds).

(c) To the extent that any of the Unsecured Convertible Notes Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to the Issuer, any Unsecured Convertible Notes Creditor which benefited from that set-off shall pay an amount equal to the amount of the Unsecured Convertible Notes Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with Clause 9.18 (Application of Proceeds).

(d) Each Unsecured Convertible Notes Creditor will:

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(i) do all things that the Security Agent requests in order to give effect to this Clause 9.16; and

(ii) if the Security Agent is not entitled to take any of the actions contemplated by this Clause 9.16 or if the Security Agent requests that an Unsecured Convertible Notes Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent or grant a power of attorney to the Security Agent (on such terms as the Security Agent may reasonably require) to enable the Security Agent to take such action.

9.17 Turnover of Receipts

(a) Subject to paragraph (b) below, if at any time prior to the Final Discharge Date, any Unsecured Convertible Notes Creditor receives from any member of the Group:

(i) any Payment or distribution of, or on account of or in relation to, any of the Unsecured Convertible Notes Liabilities which is not a Permitted Unsecured Convertible Notes Payment;

(ii) any amount by way of set-off in respect of any of the Unsecured Convertible Notes Liabilities owed to it which does not give effect to a Permitted Unsecured Convertible Notes Payment;

(iii) notwithstanding paragraphs (i) and (ii) above, and other than where paragraph (c) of Clause 9.16 (Effect of Insolvency Event) applies, any amount:

(A) on account of, or in relation to any of the Unsecured Convertible Notes Liabilities:

(1) after the occurrence of a Distress Event; or

(2) as a result of any other litigation or proceedings against a member of the Group or a ICA Group Company (other than after the occurrence of an Insolvency Event in respect of that member of the Group or ICA Group Company); or

(B) by way of set-off in respect of any of the Unsecured Convertible Notes Liabilities owed to it after the occurrence of a Distress Event; or

(iv) other than where paragraph (c) of Clause 9.16 (Effect of Insolvency Event) applies, any distribution in cash or in kind or Payment of, or on account of or in relation to, any of the Unsecured Convertible Notes Liabilities owed by the Issuer which is not in accordance with Clause 9.18 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of the Issuer; or

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(v) any proceeds of any Enforcement Action except where received or recovered in accordance with Clause 9.18 (Application of Proceeds),

that Unsecured Convertible Notes Creditor will:

(A) in relation to receipts and recoveries not received or recovered by way of set-off:

(1) hold an amount of that receipt or recovery equal to the Secured Obligations (or if less, the amount received or recovered) on trust and/or as agent for the Security Agent and promptly pay or distribute that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(2) promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Secured Obligations to the Security Agent for application in accordance with the terms of this Agreement; and

(B) in relation to receipts and recoveries received or recovered by way of set off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

In any jurisdiction the courts of which would not recognise or give effect to the trust on which an Unsecured Convertible Notes Creditor is expressed in sub-paragraph above to hold an amount of a receipt or recovery the relationship of the Security Agent to that Unsecured Convertible Notes Creditor shall be construed as one of principal and agent.

(b) Nothing in this Agreement shall restrict the ability of any Unsecured Convertible Notes Creditor to:

(i) arrange with any person which is not a member of the Group any assurance against loss in respect of, or reduction of its credit exposure to the Issuer (including assurance by way of credit based derivative or sub participation), as permitted by (as applicable) the Secured Documents, provided that any such prohibitions in any Secured Documents shall not be materially more restrictive than the prohibitions contained in the Bonds Terms and Conditions and the Original Super Senior RCF (in each case in its original form); or

(ii) make any assignment or transfer of its rights and/or obligations under any of the Unsecured Convertible Notes Documents or of its Unsecured Convertible Notes Liabilities, provided that if, as a result of such assignment or transfer, any person becomes: (i) a creditor representative with respect to any Unsecured Convertible Notes Liabilities and/or (ii) an Unsecured Convertible Noteholder, as

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applicable, such person shall accede to this Agreement as a "Creditor Representative" or "Unsecured Convertible Noteholder" (as applicable) in accordance with the terms of Clause 9.20 (Accession of Creditor Representatives and Unsecured Convertible Noteholders in Respect of Unsecured Convertible Notes),

and that Unsecured Convertible Notes Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

(c) If, for any reason, any of the trusts expressed to be created in this Clause 9.17 should fail or be unenforceable, the affected Unsecured Convertible Notes Creditor will promptly pay or distribute an amount equal to that receipt or recovery to the Security Agent to be held on trust and/or as agent by the Security Agent for application in accordance with the terms of this Agreement.

9.18 Application of Proceeds

Clause 16.1 (Order of Application) shall apply to the Unsecured Convertible Notes Liabilities.

9.19 Security Agent

(a) Nothing in this Agreement constitutes the Security Agent as an agent, trustee or fiduciary of any Unsecured Convertible Notes Creditor.

(b) Each Unsecured Convertible Notes Creditor shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its function as Security Agent.

9.20 Accession of Creditor Representatives and Unsecured Convertible Noteholders in Respect of Unsecured Convertible Notes

(a) The Issuer shall use its best efforts to procure that all trustees or other creditor representatives in respect of any Unsecured Convertible Notes Liabilities and, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, the Unsecured Convertible Noteholders, accede to this Agreement as "Creditor Representatives" or "Unsecured Convertible Noteholder" (as applicable) in respect of such Unsecured Convertible Notes Liabilities, pursuant to Schedule 4 (Form of Creditor/Agent Accession Undertaking), provided that the foregoing shall not apply to any trustee or other creditor representative in respect of the Initial Unsecured Convertible Notes, or an Initial Unsecured Convertible Noteholder, that is a day-one Party to this Agreement. For the avoidance of doubt, this provision applies to any assignments and transfers of any Unsecured Convertible Notes Liabilities.

(b) In order for indebtedness in respect of any issuance of debt securities to constitute "Unsecured Convertible Notes Liabilities" for the purposes of this Agreement:

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(i) the Issuer shall designate:

(A) any relevant issuance of debt securities as Unsecured Convertible Notes;

(B) the indenture pursuant to which the principal terms of any such debt securities are documented as an Unsecured Convertible Notes Indenture; and

(C) the Liabilities incurred pursuant to or in connection therewith as Unsecured Convertible Notes Liabilities, by written notice to the Security Agent;

(ii) the incurrence of those debt securities as Unsecured Convertible Notes Liabilities under this Agreement must not breach the terms of any of the existing Secured Documents or Unsecured Convertible Notes Documents, provided (in each case) that any such prohibitions in any Secured Documents or Unsecured Convertible Notes Documents shall not be materially more restrictive than the prohibitions contained in the Bonds Terms and Conditions and the Original Super Senior RCF (in each case in its original form); and

(iii) either: (x) the creditor representative in respect of those notes shall accede to this Agreement as the Creditor Representative in respect of those Unsecured Convertible Note, or (y) to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, the relevant noteholders accede to this Agreement as Unsecured Convertible Noteholders, pursuant to Schedule 4 (Form of Creditor/Agent Accession Undertaking),

provided that the foregoing designation shall not apply to the Unsecured Convertible Notes Indenture, the Unsecured Convertible Notes Liabilities or the Unsecured Convertible Notes Documents, in each case as they relate to the Initial Unsecured Convertible Notes, which shall constitute Unsecured Convertible Notes on and from the date of this Agreement.

9.21 Amendments and waivers

Any amendment or waiver of this Clause 9 requires the approval of the Unsecured Convertible Noteholders whose participations in the Unsecured Convertible Notes outstanding at that time aggregate more than fifty (50) per cent. of the total Unsecured Convertible Notes participations at that time, provided that if such amendment or waiver may impose new or additional obligations on or withdraw or reduce the rights of any: (x) Unsecured Convertible Noteholders, the consent of that Unsecured Convertible Noteholder shall be required; or (y) a class of Unsecured Convertible Noteholders, the consent of the Unsecured Convertible Noteholders whose participations in the Unsecured Convertible Notes in that class outstanding at that time aggregate more than 50 per cent. of the total Unsecured Convertible Notes participations in that class at that time shall be required.

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10. Turnover of Non-Permitted Payments

10.1 Turnover by Secured Parties

A Secured Party that receives any Recovery (including by way of set-off) in excess of what is permitted pursuant to this Agreement shall notify the Security Agent and forthwith pay such amount to the Security Agent for application in accordance with Clause 16.1 (Order of Application). Should such amount not be paid by the relevant Secured Party to the Security Agent for application in accordance with Clause 16.1 (Order of Application) such amount shall be considered in any application of proceeds in accordance with Clause 16.1 (Order of Application)) and such Secured Party's share in any such application may be reduced accordingly.

10.2 Turnover by Subordinated Creditors

A Subordinated Creditor that receives any Recovery (including by way of set-off) in excess of what is permitted pursuant to this Agreement shall notify the Security Agent and forthwith pay such amount to the Security Agent for application in accordance with Clause 16.1 (Order of Application).

10.3 Turnover by ICA Group Companies

If any of the ICA Group Companies receives or recovers any amount which, under the terms of the Debt Documents, should have been paid to a Secured Party or an Intercompany Creditor, that ICA Group Company will promptly pay that amount to the Security Agent for application in accordance with Clause 16.1 (Order of Application).

10.4 Protection of Debt upon Turnover

If a Party is obliged to pay an amount to the Security Agent in accordance with this Clause 9, the relevant Debt in respect of which the Party made such payment to the Security Agent will be deemed not to have been reduced or discharged in any way or to any extent by the relevant payment.

11. Effect of Insolvency Event

11.1 Subordination

(a) If an Insolvency Event occurs with respect to a member of the Group:

(i) the allocation of proceeds between the Super Senior Debt and Senior Debt shall be as set out in Clause 16 (Application of Recoveries); and

(ii) the Subordinated Debt and the Intercompany Debt will be subordinated in right of payment to the Super Senior Debt and the Senior Debt.

(b) The subordination provisions, to the extent permitted under the applicable law, in this Agreement shall remain in full force and effect by way of continuing subordination and shall not be affected in any way by any intermediate payment or discharge in whole or in part of any Debt.

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11.2 Acceleration and Claim of Subordinated Debt and Intercompany Debt

(a) After the occurrence of an Insolvency Event and until the Final Discharge Date, the Security Agent may:

(i) accelerate, claim, enforce and prove for any Subordinated Debt and Intercompany Debt owed by such Group Company or Intercompany Debtor or make a demand under any guarantee or indemnity against loss in respect of such Subordinated Debt or Intercompany Debt;

(ii) file claims and proofs, give receipts and take any proceedings or other action as the Security Agent considers necessary to recover that Subordinated Debt or Intercompany Debt; and

(iii) receive all distributions on that Subordinated Debt or Intercompany Debt for application in accordance with Clause 16.1 (Order of Application).

(b) If and to the extent that the Security Agent is not entitled, or elects not, to take any of the action mentioned in paragraph (a) above, each Subordinated Creditor or Intercompany Creditor will do so promptly on request by the Security Agent.

(c) Each Subordinated Creditor and Intercompany Creditor irrevocably authorises the Security Agent to, on behalf of each Subordinated Creditor and Intercompany Creditor, take any action referred to in paragraph (a) above in respect of any Subordinated Debt or Intercompany Debt owed by a Group Company or Intercompany Debtor referred to in such paragraph and each Subordinated Creditor and Intercompany Creditor will provide all forms of proxy or other documents that the Security Agent may reasonably require for such purpose.

11.3 Distributions

(a) After the occurrence of an Insolvency Event and until the Final Discharge Date, each Party shall:

(i) hold any Recovery received or receivable by it during such period in respect of any Debt as escrow funds and separate from its own funds (or under another appropriate arrangement in the jurisdiction of an Intercompany Creditor not incorporated in Sweden) for the Secured Parties;

(ii) promptly pay such Recovery (or, where the Recovery is by way of discharge by set-off, an equivalent amount) to the Security Agent for application in accordance with Clause 16.1 (Order of Application); and

(iii) promptly direct the trustee in bankruptcy, receiver, administrator or other person distributing the assets of the relevant Group Company or their proceeds to pay distributions in respect of the Debt directly to the Security Agent.

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11.4 Further Assurance

Each Party shall, at its own expense, take whatever action the Security Agent may require to give effect to this Clause 11.

12. Transaction Security

12.1 Additional Security and Guarantees

(a) If the Issuer or a Group Company provides any additional Security for any Secured Obligations, other than Hedging Obligations, the Issuer shall ensure, and shall ensure that such Group Company ensures, that such additional Security is provided to all the Secured Parties on the same terms as the Transaction Security Documents and in accordance with the terms (including ranking) set out in the Secured Documents (including, for the avoidance of doubt, the Agreed Security and Guarantee Principles).

(b) If the Issuer or a Group Company provides any additional guarantee for any Secured Obligations, other than Hedging Obligations, the Issuer shall ensure, and shall ensure that such Group Company ensures, that such additional guarantee is provided to all the Secured Parties on the same terms as the Guarantee and Adherence Agreement and in accordance with the terms (including ranking) set out in the Secured Documents (including, for the avoidance of doubt, the Agreed Security and Guarantee Principles).

12.2 Sharing of Transaction Security and Guarantees with New Debt

(a) A Group Company and an ICA Group Company may grant Security and guarantees for New Debt to a New Debt Creditor provided that:

(i) such New Debt shares in the Transaction Security and the Guarantees; and/or

(ii) such Security and guarantees which are not Transaction Security or Guarantees are granted also to all the Secured Parties (including the New Debt Creditor), in each case to be shared between the Senior Creditors and the Super Senior Creditors as set forth in this Agreement, in each case further provided that the New Debt Creditor shall accede to this Agreement as a Senior Creditor and the New Debt shall rank as Senior Debt pursuant to the terms of this Agreement.

(b) Any Security and guarantee granted in accordance with paragraph (a) above shall constitute Transaction Security or a Guarantee (as applicable) and any documents regarding such Security or guarantee shall constitute a Security Document or a Guarantee and Adherence Agreement, as the case may be.

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12.3 Replacement of Debt

(a) The Issuer shall from time to time be entitled to (i) replace the Super Senior RCF in full or in part (provided that if in part, only after prior approval from the other Super Senior RCF Creditors) with one or several new working capital or revolving debt facilities for general corporate purposes and/or working capital purposes up to the amount of the Super Senior Headroom (the "Replacement Super Senior Debt") and/or (ii) replace the Bonds with new bonds or debt facilities (the "Replacement Senior Debt"); provided that:

(i) the Transaction Security shall secure the Replacement Super Senior Debt on the same terms, mutatis mutandis, as it secures the previous Super Senior RCF, including the terms of this Agreement;

(ii) the Transaction Security shall secure the Replacement Senior Debt on the same terms, mutatis mutandis, as it secures the Bonds including the terms of this Agreement;

(iii) the new creditor(s) shall directly or through an agent or another representative be a party to the Security Documents;

(iv) the Security Agent shall hold the Transaction Security on behalf of the new creditors on the same terms, mutatis mutandis, as the Transaction Security is held by the Security Agent on behalf of the Secured Parties;

(v) the new creditor(s) of the Replacement Super Senior Debt shall:

(A) directly or through an agent or another representative accede to this Agreement as a Super Senior RCF Creditor (unless an agent or representative representing such Person has acceded to this Agreement); and

(B) have the same right to the Transaction Security and any Guarantees and the proceeds pertaining thereto as the previous Super Senior RCF Creditor; and

(vi) the new creditor(s) of the Replacement Senior Debt shall:

(A) directly or through an agent or another representative accede to this Agreement as a Senior Creditor (unless an agent or representative representing such person has acceded to this Agreement); and

(B) have the same right to the Transaction Security and any Guarantees and the proceeds pertaining thereto as the previous Senior Creditors.

(b) Subject to the fulfilment of the conditions set out in paragraph (a) above, the Security Agent may from time to time, at the request of the Issuer, amend, vary and/or restate the Security Documents and the Guarantee and Adherence Agreement on behalf of itself and the Secured Parties in order to release

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Transaction Security and/or any Guarantee provided to an existing Secured Party (with the prior consent of such existing Secured Party) and/or to create Transaction Security and/or Guarantees in favour of a new creditor(s).

(c) Following any replacement of debt in accordance with this Clause 12.3:

(i) any reference to the Super Senior RCF and any reference to related finance documents (as applicable) shall instead refer to the Replacement Super Senior Debt and related finance documents (as applicable); and

(ii) any reference to the Bonds and any reference to related finance documents (including the Bond Finance Documents) shall instead refer to the debt incurred under the Replacement Senior Debt and related finance documents (as applicable).

13. Enforcement and Consultation

13.1 Enforcement Actions and Enforcement Instructions

(a) Until the Final Discharge Date, the Security Agent shall:

(i) exercise any right, power, authority or discretion vested in it as Security Agent in accordance with Clause 13.2 (Consultation) (or, if so instructed pursuant to that Clause, refrain from exercising any right, power, authority or discretion vested in it as Security Agent); and

(ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction from the Representatives.

(b) Other than as expressly permitted under Clause 13.2 (Consultation), no Secured Party may independently accelerate, seek payment and exercise other rights and powers to take Enforcement Actions under the Secured Documents.

(c) The Security Agent may refrain from enforcing the Transaction Security and/or Guarantees or take other Enforcement Actions unless instructed otherwise by the Instructing Party in accordance with Clause 13.2 (Consultation) but always subject to paragraph (e) below.

(d) Subject to the Transaction Security or the Guarantees having become enforceable in accordance with its terms and subject to Clause 13.2 (Consultation) below, the Representatives may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Transaction Security as it sees fit, provided that the instructions are consistent with the Security Enforcement Objective.

(e) Notwithstanding anything to the contrary in this Clause 13.1 and Clause 13.2 (Consultation), the Senior Representative may only give Enforcement Instructions if the proceeds to be received from the proposed Enforcement

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Action are expected to amount to or exceed the amount of the Super Senior Debt.

(f) The Security Agent is entitled to rely on and comply with instructions given in accordance with this Clause 13.1.

(g) If an Insolvency Event has occurred with respect to a member of the Group, then each Super Senior Creditor shall be entitled to exercise any right they may otherwise have against that member of the Group to accelerate any of that member of the Group's Super Senior Debt or declare such Super Senior Debt prematurely due and payable or payable on demand, make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Super Senior Debt, exercise any right of set-off or take or receive any payment in respect of any Super Senior Debt of that member of the Group or claim and prove in any insolvency process of that member of the Group for the Super Senior Debt owing to it.

(h) In relation to any Hedging Obligation only, the Security Agent may not designate an Early Termination Date (as defined in the relevant Hedging Agreement) under any Hedging Agreement, or terminate, or close out any transaction under, any Hedging Agreements, prior to its stated maturity, or demand payment of any amount which would become payable on or following an Early Termination Date (as defined in the relevant Hedging Agreement) or any such termination or close-out, unless voluntary or in accordance with a partial termination not prohibited by the Secured Documents and not related to any default.

(i) Unless and until the Security Agent has received instructions from the Instructing Party in accordance with this Agreement, the Security Agent shall (without first having to obtain any Secured Party's consent) be entitled to enter into agreements with an ICA Group Company or a third party or take any other actions, if it is, in the Security Agent's opinion, necessary for the purpose of maintaining, altering, releasing or enforcing the Transaction Security and the Guarantees, creating further Security or guarantees for the benefit of the Secured Parties or for the purpose of settling the Secured Parties' or the ICA Group Companies' rights to the Transaction Security, in each case in accordance with the terms of the Secured Documents and provided that such agreements or actions are not detrimental to the interests of the Secured Parties under the Secured Documents.

(j) The Security Agent is not authorised to act on behalf of a Secured Party (without first obtaining that Party's, or, with respect to Bondholders, the Bonds Agent's, consent) in any legal or arbitration proceedings relating to any Secured Document or this Agreement.

13.2 Consultation

(a) If any Representative wishes to issue Enforcement Instructions in accordance with Clause 13.1(d), such Representative shall deliver a copy of those proposed Enforcement Instructions (an "Enforcement Proposal") to the Security Agent

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and the Security Agent shall promptly forward such Enforcement Proposal to the other Representative.

(b) Subject to paragraph (c) below, if the Security Agent has received Conflicting Enforcement Instructions, the Security Agent shall promptly (and in any event within 3 Business Days of receipt of such Conflicting Enforcement Instructions) notify the Representatives and the Representatives shall consult with each other and the Security Agent (as the case may be) in good faith for a period of not more than thirty (30) days (or such shorter period as the Representatives may agree) (the "Consultation Period") from the earlier of:

(i) the date on which the latest such Conflicting Enforcement Instruction has been delivered to the Security Agent; and

(ii) in case of a failure to give instructions by one of the Representatives, the date falling ten (10) Business Days after the date on which the original Enforcement Proposal is delivered in accordance with paragraph (a) above, with a view to agreeing instructions as to enforcement.

(c) The Representatives shall not be obliged to consult (or, in the case of (ii) below, shall be obliged to consult for such shorter period as the Instructing Party may determine) in accordance with paragraph (b) above if:

(i) the Transaction Security and/or the Guarantees have become enforceable as a result of an Insolvency Event;

(ii) each of the Super Senior Representative and the Senior Representative agree that no Consultation Period is required; or

(iii) the Conflicting Enforcement Instructions were as a result of a Representative failing to submit Enforcement Instructions.

(d) If, following the expiry of the Consultation Period, the Representative have:

(i) failed to agree joint Enforcement Instructions, then there shall be no further obligation for the Representatives to consult and the Security Agent shall act in accordance with the Enforcement Instructions then received from the Instructing Party and the Instructing Party may issue Enforcement Instructions as to enforcement to the Security Agent at any time thereafter; or

(ii) agreed joint Enforcement Instructions, the Security Agent shall adhere to such joint Enforcement Instructions and, to the extent necessary when implementing those joint Enforcement Instructions, the Security Agent shall continue to seek any further instructions on a collective basis with the Representatives.

(e) If:

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(i) the Senior Representative has not:

(A) made a determination as to the method of enforcement they wish to instruct the Security Agent to pursue (and notified the Security Agent of that determination in writing); or

(B) appointed a financial adviser to assist them in making such a determination, within three (3) months from the end of the Consultation Period; or

(ii) the Super Senior RCF Discharge Date has not occurred within six (6) months from the end of the Consultation Period,

then the Super Senior Representative shall become the Instructing Party and be entitled to give Enforcement Instructions.

(f) If a Secured Party (acting reasonably) considers that the Security Agent is enforcing the Security in a manner which is not consistent with the Security Enforcement Objective, such Secured Party shall give notice to the other Secured Parties. Within five (5) Business Days of receipt of such notice, the Representatives and the Security Agent shall consult, prior to taking any further enforcement action, for a period of twenty (20) days (or such lesser period that the Secured Parties may agree) with a view to agreeing on the manner of enforcement.

(g) Notwithstanding the foregoing, following an Insolvency Event in respect of a Group Company, the SSRCF Agent may take the same Enforcement Action as the Bonds Agent and/or the Bondholders in respect of that Group Company in order to prove its debt in such insolvency.

13.3 Miscellaneous

(a) Upon Enforcement Actions in respect of the Transaction Security, the proceeds shall be distributed in accordance with Clause 16.1 (Order of Application).

(b) Any Enforcement Action required to be taken by the Representative in accordance with agreed Enforcement Instructions pursuant to 13.2 (Consultation) above, shall be taken by such Representative at the request of the Security Agent.

(c) All Security and/or Guarantees or arrangement having similar effects may be released by the Security Agent, without the need for any further referral to or authority from anyone, upon any Enforcement Action provided that the proceeds are distributed in accordance with Clause 16.1 (Order of Application).

(d) Funds that the Security Agent receives (directly or indirectly) in connection with an Enforcement Action in respect of the Transaction Security shall constitute escrow funds (Sw. redovisningsmedel) and must be held on a separate account on behalf of the Secured Parties or the Issuer as the case may be. The Security Agent shall promptly arrange for payments to be made in accordance with Clause 16.1 (Order of Application).

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(e) Nothing herein shall preclude the rights of the Super Senior RCF Creditors, the Bonds Agent or any New Debt Creditors to join or intervene in or otherwise support any proceedings arising from insolvency proceedings or do such other things as may be necessary to maintain a claim or Security, always as long as such action does not adversely affect the rights of the other Secured Parties or the Security Agent and is not inconsistent with its obligations contained in this Agreement and each of the SSRCF Agent, the Bonds Agent and any New Debt Creditor (or its agent/representative) shall give prompt notice to the others of any action taken by it to join, intervene or otherwise support any such proceedings.

13.4 Disposal and Releases

(a) If in connection with any Enforcement Action, the Security Agent sells or otherwise disposes of (or proposes to sell or otherwise dispose of) any asset under any Transaction Security Document, or a Group Company sells or otherwise disposes of (or proposes to sell or otherwise dispose of) any asset at the request of the Security Agent, the Security Agent may, and is hereby irrevocably authorised on behalf of each Party to:

(i) release the Security created pursuant to the Transaction Security Documents over the relevant asset and apply the net proceeds of sale or disposal in or towards payment of Debt in accordance with Clause 16.1 (Order of Application); and

(ii) if the relevant asset comprises all of the shares in the capital of an ICA Group Company or any holding company of an ICA Group Company,

(A) release that ICA Group Company from all its past, present and future liabilities and/or obligations (both actual and contingent) under any Debt Document or in relation to any Debt and release any Security granted by that ICA Group Company or holding company or their Subsidiaries over any of its assets under any of the Transaction Security Documents; and/or

(B) dispose of any Debt owed by such ICA Group Company, provided that the net proceeds thereof are applied in accordance with Clause 16.1 (Order of Application),

provided that such action is consistent with the Security Enforcement Objective.

(b) Each Party shall execute any assignments, transfers, releases or other documents and grant any consents and take any actions that the Security Agent may reasonably consider necessary to give effect to any release or disposal pursuant to this Clause 13.4 or for the purpose of any Enforcement Action taken (or to be taken) by the Security Agent in accordance with this Agreement or a transaction otherwise permitted by the Secured Documents.

(c) No release under paragraph (a) above will affect the obligations or liabilities of any Intercompany Creditor to the Secured Parties.

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(d) Prior to any Enforcement Action being taken by the Security Agent in accordance with the terms of this Agreement, any release of Security by the Security Agent not otherwise permitted by the Secured Documents is permitted only with the prior written consent of the Secured Parties.

13.5 Exercise of Voting Rights

(a) Each Secured Party agrees with the Security Agent that it will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any Group Company as instructed by the Security Agent.

(b) The Security Agent shall give instructions for the purposes of paragraph (a) above as directed by the Instructing Party or in accordance with the Enforcement Instructions (as the case may be).

14. Appointment of the SSRCF Agent

Each Hedge Counterparty will appoint upon accession to this Agreement as Hedge Counterparty the SSRCF Agent to act as its representative and give instructions to the Security Agent in accordance with this Agreement.

15. Sharing among the Secured Parties

15.1 Payments to Secured Parties

If a Secured Party (a "Recovering Creditor") makes a Recovery in respect of any amounts owed by any ICA Group Company other than in accordance with Clause 16.1 (Order of Application) such Recovering Creditor shall not be entitled to retain such amount and shall notify the Security Agent and forthwith pay such amount to the Security Agent for application in accordance with Clause 16.1 (Order of Application). Should such amount not be paid by the relevant Recovering Creditor to the Security Agent for application in accordance with Clause 16.1 (Order of Application) and the relevant Recovering Creditor applies that amount towards payment of indebtedness owing under the Secured Documents to which it is a party then:

(a) the relevant Secured Party shall notify each Agent thereof and the Security Agent shall, using reasonable efforts, determine whether the Recovery is in excess of the amount that the Recovering Creditor would have been paid had the Recovery been made by the Security Agent and distributed in accordance with Clause 16.1 (Order of Application), without taking account of any Tax which would be imposed on any Agent in relation to the Recovery; and

(b) if the Recovery is higher than the amount which the Security Agent determines may be retained by the Recovering Creditor as its share of any payment to be made in accordance with Clause 16.1 (Order of Application), such excess amount shall be considered in any application of proceeds in accordance with Clause 16.1 (Order of Application) and the Recovering Creditor's share in the application shall be reduced accordingly.

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15.2 Exceptions

(a) This Clause 15 shall not apply to the extent that the Recovering Creditor would not, after making any payment pursuant to this Clause, have a valid and enforceable subrogation claim against the relevant ICA Group Company.

(b) This Clause 15 shall not apply to any amount which the Recovering Creditor has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified the other Secured Parties of the legal or arbitration proceedings; and

(ii) all other Secured Parties had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

16. Application of Recoveries

16.1 Order of Application

(a) Subject to the rights of creditors mandatorily preferred by law applying to companies generally and mandatory rules of law on the enforcement of Transaction Security, the proceeds of (i) any Enforcement Action (including but not limited to any proceeds received from any direct or indirect realisation or sale and/or of any assets being subject to Transaction Security, payments under any Guarantees or proceeds received in connection with bankruptcy or other insolvency proceedings), or (ii) proceeds following insolvency proceedings, in each cases excluding (A) any amounts received or recovered from the Issuer which are not amounts received or recovered by the Security Agent in connection with the realisation or enforcement of the Transaction Security and related enforcement proceeds and (B) any proceeds received in connection with the realisation or enforcement of the Transaction Security relating to any Intercompany Debt owed by the Issuer shall be paid to and held by the Security Agent as agent for application in the following order of priority (the "Main Waterfall"):

(i) first, in or towards payment pro rata of unpaid fees, costs, expenses and indemnities payable by the ICA Group Companies to the Security Agent (or its delegate);

(ii) secondly, in or towards payment pro rata of unpaid fees, costs, expenses and indemnities payable by any ICA Group Companies to the Issuing Agent, the SSRCF Agent, the Bonds Agent and any agent representing creditors of any New Debt;

(iii) thirdly, towards payment pro rata of accrued interest unpaid under the Super Senior RCF Documents;

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(iv) fourthly, towards payment pro rata of principal under the Super Senior RCF and any other costs or outstanding amounts under the Super Senior RCF Documents,

(v) fifthly, towards payment pro rata of any close out amount and any other outstanding amounts under the Hedging Obligations;

(vi) sixthly, towards payment pro rata of accrued interest unpaid under the Senior Debt (interest due on an earlier Interest Payment Date (as defined in the Bonds Terms and Conditions) to be paid before any interest due on a later Interest Payment Date);

(vii) seventhly, towards payment pro rata of principal under the Senior Debt;

(viii) eighthly, in or towards payment pro rata of any other costs or outstanding amounts unpaid under the Bonds Finance Documents and any New Debt Documents;

(ix) ninthly, after the Final Discharge Date, towards payment pro rata of accrued interest unpaid and principal under the Intercompany Debt; and

(x) lastly, in payment of the surplus (if any) to the relevant ICA Group Company or other person entitled to it (provided that any surplus that would otherwise have been paid to the Issuer under this paragraph (a) shall instead be applied by the Security Agent in accordance with the section below (for the avoidance of doubt, this provision shall not apply in case application is to be made in accordance with this Main Waterfall in accordance with the terms of the section below)).

(b) Subject to the rights of creditors mandatorily preferred by law applying to companies generally and mandatory rules of law on the enforcement of Transaction Security, the proceeds of (i) any Enforcement Action, or (ii) proceeds following insolvency proceedings, of (A) any amounts received or recovered from the Issuer which are not amounts received or recovered by the Security Agent in connection with the realisation or enforcement of the Transaction Security and related enforcement proceeds and (B) any proceeds received in connection with the realisation or enforcement of the Transaction Security relating to any Intercompany Debt owed by the Issuer, shall be paid to the Security Agent for application in the following order, in each case if and to the extent the relevant obligations and liabilities are owing by the Issuer:

(i) first, in or towards payment pro rata of unpaid fees, costs, expenses and indemnities payable by the ICA Group Companies to the Security Agent (or its delegate);

(ii) secondly, in or towards payment pro rata of unpaid fees, costs, expenses and indemnities payable by the ICA Group Companies to the Issuing Agent, the SSRCF Agent, the Bonds Agent and any agent representing creditors of any New Debt;

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(iii) thirdly, towards payment pro rata of accrued interest unpaid under the Super Senior RCF Documents;

(iv) fourthly, towards payment pro rata of principal under the Super Senior RCF and any other costs or outstanding amounts under the Super Senior RCF Documents;

(v) fifthly, towards payment pro rata of any close out amount and any other outstanding amounts under the Hedging Obligations;

(vi) sixthly, towards payment pro rata of accrued interest unpaid under the Senior Debt (interest due on an earlier Interest Payment Date to be paid before any interest due on a later Interest Payment Date);

(vii) seventhly, towards payment pro rata of principal under the Senior Debt;

(viii) eighthly, in or towards payment pro rata of any other costs or outstanding amounts unpaid under the Bond Finance Documents and any New Debt Documents;

(ix) ninthly, towards payment pro rata of Unsecured Convertible Notes Liabilities (to be disbursed in accordance with the applicable Unsecured Convertible Notes Documents);

(x) tenthly, towards payment of any Intercompany Debt owing by the Issuer which is subject to Transaction Security; and

(xi) lastly, for application in accordance with the Main Waterfall.

(c) For the sake of clarity, the waterfall provisions set out in paragraph (a) and (b) above shall apply regardless of any Transaction Security or Guarantee not being (for whatever reason) valid and enforceable in respect of the relevant Secured Party and regardless of any discharge of Secured Obligations, for example, in connection with corporate restructuring proceedings to the effect that respective priority position in waterfall will be provided for the full amount of the respective layer of Secured Obligations as if the discharge had not taken place.

16.2 Prospective liabilities

Following a Distress Event the Security Agent may, in its discretion:

(a) hold any amount of the Recoveries which is in the form of cash, and any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any Non-Cash Consideration, in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) as the Security Agent shall think fit (the interest being credited to the relevant account); and

(b) hold, manage, exploit, collect and realise any amount of the Recoveries which is in the form of Non-Cash Consideration,

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in each case for so long as the Security Agent shall think fit for later application under Clause 16.1 (Order of Application) in respect of:

(i) any sum to any Security Agent or any Delegate; and

(ii) any part of the Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

16.3 Non-Cash Distributions

If the Security Agent or any Secured Party receives any distribution otherwise than in cash in respect of any Debt, such distribution will not be applied pursuant to Clause 16.1 (Order of Application) and reduce the relevant Debt until cash proceeds from realisation of such distribution have been received and applied by the Security Agent.

16.4 Treatment of Cash Cover

(a) Nothing in this Agreement shall prevent any Ancillary Lender taking any Enforcement Action in respect of any Cash Cover which has been provided for it in accordance with the Super Senior RCF.

(b) To the extent that any Cash Cover is not held with the relevant Ancillary Lender, all amounts from time to time received or recovered in connection with the realisation or enforcement of that Cash Cover shall be paid to the Security Agent and shall be held by the Security Agent as agent to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law, in the following order of priority:

(i) To the relevant Ancillary Lender towards the discharge of the Super Senior RCF Debt for which that Cash Cover was provided; and

(ii) The balance, if any, in accordance with Clause 16.1 (Order of Application).

(c) To the extent that any Cash Cover is held with the relevant Ancillary Lender, nothing in this Agreement shall prevent that Ancillary Lender receiving and retaining any amount in respect of that Cash Cover.

17. Equalisation in relation to the Super Senior Creditors

17.1 General

This Clause 17 is subject to Clause 15 (Sharing among the Secured Parties).

17.2 Equalisation Definitions

For the purposes of this Clause 17:

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"Enforcement Date" means the first date (if any) on which a Super Senior Creditor or a Senior Creditor takes enforcement action of the type described in paragraphs (a) or (c) of the definition of "Enforcement Action" in accordance with the terms of this Agreement.

"Exposure" means:

(a) in relation to a Super Senior Creditor, the aggregate amount of its participation (if any, and without double counting) in all Utilisations outstanding under the Super Senior RCF at the Enforcement Date (assuming all contingent liabilities which have become actual liabilities since the Enforcement Date to have been actual liabilities at the Enforcement Date (but not including, for these purposes only, any interest that would have accrued from the Enforcement Date to the date of actual maturity in respect of those liabilities) and assuming any transfer of claims between Super Senior Creditors pursuant to any loss-sharing arrangement in the Super Senior RCF which has taken place since the Enforcement Date to have taken place at the Enforcement Date) together with the aggregate amount of all accrued interest, fees and commission owed to it under the Super Senior RCF and amounts owed to it by a ICA Group Company in respect of any Ancillary Facility but excluding any amount owed to it by a ICA Group Company in respect of any Ancillary Facility to the extent (and in the amount) that Cash Cover has been provided by a ICA Group Company in respect of that amount and is available to that Super Senior Creditor pursuant to the relevant Cash Cover Document.

(b) in relation to a Super Senior Hedge Counterparty:

(i) if that Super Senior Hedge Counterparty has terminated or closed out any hedging transaction under any Super Senior Hedging Agreement in accordance with the terms of this Agreement on or prior to the Enforcement Date, the amount, if any, payable to it under that Super Senior Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (taking into account any interest accrued on that amount) to the extent that amount is unpaid at the Enforcement Date (that amount to be certified by the relevant Super Senior Hedging Counterparty and as calculated in accordance with the relevant Super Senior Hedging Agreement); and

(ii) (ii) if that Super Senior Hedge Counterparty has not terminated or closed out any hedging transaction under any Super Senior Hedging Agreement on or prior to the Enforcement Date:

(A) if the relevant Super Senior Hedging Agreement is based on an ISDA Master Agreement the amount, if any, which would be payable to it under that Super Senior Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant ICA Group Company is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

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(B) if the relevant Super Senior Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Super Senior Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be the date on which an event similar in meaning and effect (under that Super Senior Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Super Senior Hedging Agreement for which the relevant ICA Group Company is in a position similar in meaning and effect (under that Super Senior Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Super Senior Hedging Counterparty and as calculated in accordance with the relevant Super Senior Hedging Agreement.

"Utilisation" means a "Utilisation" under and as defined in the Super Senior RCF.

17.3 Implementation of Equalisation

(a) The provisions of this Clause 17 shall be applied at such time or times after the Enforcement Date as the Security Agent shall consider appropriate.

(b) Without prejudice to the generality of paragraph (a) above, if the provisions of this Clause 17 have been applied before all the Super Senior Debt have matured and/or been finally quantified, the Security Agent may elect to re-apply those provisions on the basis of revised Exposures and the Super Senior Creditors shall make appropriate adjustment payments amongst themselves.

17.4 Equalisation

If, for any reason, any Super Senior Debt remain unpaid after the Enforcement Date and the resulting losses are not borne by the Super Senior Creditors and the Super Senior Hedge Counterparties in the proportions which their respective Exposures at the Enforcement Date bore to the aggregate Exposures of all the Super Senior Creditors and the Super Senior Hedge Counterparties at the Enforcement Date, the Super Senior Creditors and the Super Senior Hedge Counterparties will make such payments amongst themselves as the Security Agent shall require to put the Super Senior Creditors and the Super Senior Hedge Counterparties in such a position that (after taking into account such payments) those losses are borne in those proportions.

17.5 Turnover of enforcement proceeds

If:

(a) the Security Agent or the SSRCF Agent is not entitled, for reasons of applicable law, to pay or distribute amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to the Super Senior Creditors but is

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entitled to pay or distribute those amounts to Senior Creditors (such Senior Creditors, the "Receiving Creditors") who, in accordance with the terms of this Agreement, are subordinated in right and priority of payment to the Super Senior Creditors; and

(b) the Super Senior Discharge Date has not yet occurred (nor would occur after taking into account such payments),

then the Receiving Creditors shall make such payments or distributions to the Super Senior Creditors as the Security Agent shall require to place the Super Senior Creditors in the position they would have been in had such amounts been available for application against the Super Senor Debt.

17.6 Notification Exposure

Before each occasion on which it intends to implement the provisions of this Clause 17, the Security Agent shall send notice to each Hedge Counterparty and the SSRCF Agent (on behalf of the Super Senior Creditors) requesting that it notify it, respectively, of its Exposure and that of each Super Senior Creditor (if any).

17.7 Default in payment

If a Super Senior Creditor fails to make a payment due from it under this Clause 17, the Security Agent shall be entitled (but not obliged) to take action on behalf of the Super Senior Creditor(s) to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Super Senior Creditor(s) in respect of costs) but shall have no liability or obligation towards such Super Senior Creditor(s), any other Super Senior Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

18. Distressed Disposals and Appropriation

18.1 Facilitation of Distressed Disposals and Appropriation

Subject to Clause 18.4 (Value protection prior to Super Senior Step-In Event) and Clause 18.5 (Value protection following Super Senior Step-In Event), if a Distressed Disposal or an Appropriation is being effected the Security Agent is irrevocably authorised (at the cost of the Issuer and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or ICA Group Company):

(a) release of Transaction Security/non-crystallisation certificates: to release the Transaction Security or any other claim over the asset subject to the Distressed Disposal or Appropriation and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable;

(b) release of liabilities and Transaction Security on a share sale/Appropriation (Debtor): if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of an ICA Group Company, to release:

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(i) that ICA Group Company and any Subsidiary of that ICA Group Company from all or any part of its Liabilities;

(ii) any Transaction Security granted by that ICA Group Company or any Subsidiary of that ICA Group Company over any of its assets; and

(iii) any other claim of a Subordinated Creditor, an Intercompany Creditor, or another Debtor over that Debtor's assets or over the assets of any Subsidiary of that ICA Group Company,

on behalf of the relevant Creditors and Debtors;

(c) release of liabilities and Transaction Security on a share sale/Appropriation (Holding Company): if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of any Holding Company of a Debtor, to release:

(i) that Holding Company and any Subsidiary of that Holding Company from all or any part of its Liabilities;

(ii) any Transaction Security granted by any Subsidiary of that Holding Company over any of its assets; and

(iii) any other claim of a Subordinated Creditor, an Intercompany Creditor, or another Debtor over the assets of any Subsidiary of that Holding Company,

on behalf of the relevant Creditors and Debtors;

(d) facilitative disposal of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent decides to dispose of all or any part of:

(i) the Liabilities; or

(ii) the Debtors' Intra-Group Receivables,

owed by that ICA Group Company or Holding Company or any Subsidiary of that ICA Group Company or Holding Company on the basis that any transferee of those Liabilities or Debtors' Intra-Group Receivables (the "Transferee") will not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtors' Intra-Group Receivables on behalf of the relevant Creditors and ICA Group Company provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement;

(e) sale of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a ICA

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Group Company or the Holding Company of a ICA Group Company and the Security Agent decides to dispose of all or any part of:

(i) the Liabilities; or

(ii) the Debtors' Intra-Group Receivables,

owed by that ICA Group Company or Holding Company or any Subsidiary of that ICA Group Company or Holding Company on the basis that any transferee of those Liabilities or Debtors' Intra-Group Receivables will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of:

(A) all (and not part only) of the Liabilities owed to the Primary Creditors; and

(B) all or part of any other Liabilities (other than Liabilities owed to the SSRCF Agent or any Arranger (as defined in the Original Super Senior RCF)) and the Debtors' Intra-Group Receivables,

on behalf of, in each case, the relevant Creditors and ICA Group Companies;

(f) transfer of obligations in respect of liabilities on a share sale/Appropriation: if the asset subject to the Distressed Disposal or Appropriation consists of shares in the capital of a ICA Group Company or the Holding Company of a ICA Group Company (the "Disposed Entity") and the Security Agent decides to transfer to another ICA Group Company (the "Receiving Entity") all or any part of the Disposed Entity's obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(i) the Intercompany Debt; or

(ii) the Debtors' Intra-Group Receivables,

to execute and deliver or enter into any agreement to:

(iii) agree to the transfer of all or part of the obligations in respect of those Intercompany Debt or Debtors' Intra-Group Receivables on behalf of the relevant Intercompany Creditors and ICA Group Companies to which those obligations are owed and on behalf of the ICA Group Companies which owe those obligations; and

(iv) to accept the transfer of all or part of the obligations in respect of those Intercompany Debts or Debtors' Intra-Group Receivables on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intercompany Debts or Debtors' Intra-Group Receivables are to be transferred.

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18.2 Form of consideration for Distressed Disposals and Debt Disposals

Subject to Clause 18.4 (Value protection prior to Super Senior Step-In Event) and Clause 18.5 (Value protection following Super Senior Step-In Event), a Distressed Disposal or a Debt Disposal may be made in whole or in part for consideration in the form of cash or, if not for cash, for Non-Cash Consideration which is acceptable to the Security Agent.

18.3 Proceeds of Distressed Disposals and Debt Disposals

The net proceeds of each Distressed Disposal and each Debt Disposal shall be paid, or distributed, to the Security Agent for application in accordance with Clause 16 (Application of Recoveries) and, to the extent that:

(a) any Liabilities Sale has occurred; or

(b) any Appropriation has occurred,

as if that Liabilities Sale, or any reduction in the Secured Obligations resulting from that Appropriation, had not occurred.

18.4 Value protection prior to Super Senior Step-In Event

No Distressed Disposal or Liabilities Sale may be effected prior to the occurrence of a Super Senior Step-In Event or pursuant to an Existing Security Enforcement unless:

(a) a Super Senior Cash Discharge will occur following that Distressed Disposal or Liabilities Sale;

(b) the Majority Super Senior Creditors give prior consent to that Distressed Disposal or Liabilities Sale being effected; or

(c) the Final Discharge Date has occurred.

18.5 Value protection following Super Senior Step-In Event

No Distressed Disposal or Liabilities Sale may be effected on or after the occurrence of a Super Senior Step-In Event unless:

(a) that Distressed Disposal or Liabilities Sale is made pursuant to any process or proceedings approved or supervised by or on behalf of any court of law;

(b) that Distressed Disposal or Liabilities Sale is made by, at the direction of or under the control of, a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer (or any analogous officer in any jurisdiction) appointed in respect of a member of the Group or the assets of a member of the Group;

(c) that Distressed Disposal or Liabilities Sale is made pursuant to a Competitive Sales Process;

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(d) that Distressed Disposal or Liabilities Sale is made pursuant to an Existing Security Enforcement;

(e) the Instructing Party give prior consent to that Distressed Disposal or Liabilities Sale being effected; or

(f) the date of the Super Senior Cash Discharge has occurred.

18.6 Security Agent's actions

For the purposes of Clause 18.1 (Facilitation of Distressed Disposals and Appropriation) and Clause 18.2 (Form of consideration for Distressed Disposals and Debt Disposals) the Security Agent shall act:

(a) in the case of an Appropriation or a Distressed Disposal which is being effected by way of enforcement of the Transaction Security, in accordance with Clause 13.2 (Consultation); and

(b) in any other case:

(i) on the instructions of the Instructing Party; or

(ii) in the absence of any such instructions, as the Security Agent sees fit.

18.7 Appointment of Financial Adviser

(a) The Security Agent may engage, or approve the engagement of, (in each case on such terms as it may consider appropriate (including, without limitation, restrictions on that Financial Adviser's liability and the extent to which any advice, valuation or opinion may be relied on or disclosed)), pay for and rely on the services of a Financial Adviser to provide advice, a valuation or an opinion in connection with:

(i) a Distressed Disposal or a Debt Disposal;

(ii) the application or distribution of any proceeds of a Distressed Disposal or a Debt Disposal; or

(iii) any amount of Non-Cash Consideration which is subject to Clause 9 (Turnover of Non-Permitted Payments).

(b) For the purposes of paragraph (a) above, the Security Agent shall act:

(i) on the instructions of the Instructing Party if the Financial Adviser is providing a valuation for the purposes of Clause 19.2 (Cash value of Non-Cash Recoveries); or

(ii) otherwise in accordance with Clause 18.6 (Security Agent's actions).

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19. Non-Cash Recoveries

19.1 Security Agent and Non-Cash Recoveries

To the extent the Security Agent receives or recovers any Non-Cash Recoveries, it may (acting on the instructions of the Instructing Party) but without prejudice to its ability to exercise discretion under Clause 16.2 (Prospective liabilities):

(a) distribute those Non-Cash Recoveries pursuant to Clause 16 (Application of Recoveries) as if they were Recoveries;

(b) hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c) hold, manage, exploit, collect, realise and distribute any resulting Recoveries.

19.2 Cash value of Non-Cash Recoveries

(a) The cash value of any Non-Cash Recoveries shall be determined by reference to a valuation obtained by the Security Agent from a Financial Adviser appointed by the Security Agent pursuant to Clause 18.7 (Appointment of Financial Adviser).

(b) If any Non-Cash Recoveries are distributed pursuant to Clause 16 (Application of Recoveries), the extent to which such distribution is treated as discharging the Liabilities shall be determined by reference to the cash value of those Non-Cash Recoveries determined pursuant to paragraph (a) above.

20. Consents

20.1 No Objection by Subordinated Creditors or Intercompany Creditors

No Subordinated Creditor or Intercompany Creditor shall have any claim or remedy against any Group Company or any Secured Party by reason of:

(a) the entry by any of them into any Secured Document or any other agreement between any Secured Party and any Group Company;

(b) any waiver or consent; or

(c) any requirement or condition imposed by or on behalf of any Secured Party under any Secured Document or any such other agreement,

which breaches or causes an event of default or potential event of default (however described) under any Subordinated Debt Document or Intercompany Debt Document. No Subordinated Creditor or Intercompany Creditor may object to any such matter by reason of any provision of any Subordinated Debt Document or Intercompany Debt Document.

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20.2 Consents

If the Secured Parties or any class of them give any waiver or consent under, or in relation to, any Secured Document in circumstances where the relevant ICA Group Company is required to obtain a corresponding waiver or consent under, or in relation to, any Subordinated Debt Document or Intercompany Debt Document to avoid a breach of or default under that Subordinated Debt Document or Intercompany Debt Document, that waiver or consent under that Secured Document shall automatically operate as a waiver or consent, as the case may be, under that Subordinated Debt Document or Intercompany Debt Document.

20.3 Prepayments

(a) Until the Final Discharge Date, each Subordinated Creditor, each Intercompany Creditor and any Secured Party waives any right it may have to any proceeds or other amounts which are required by any Secured Document to be applied in mandatory prepayment of any Debt owing to a Secured Party or which is applied in voluntary prepayment of any such Debt, in each case to the extent that any such proceeds or amounts are applied in accordance with the relevant Secured Document or this Agreement, provided that following an Enforcement Action all amounts recovered shall be applied in accordance with Clause 16.1 (Order of Application).

(b) Paragraph (a) above shall, unless an Acceleration Event has occurred, apply notwithstanding that any such proceeds or amounts result from the disposal of any asset which is subject to Security created under the Transaction Security Documents.

(c) Nothing in paragraph (a) above shall prevent or limit the operation of the Super Senior RCF in accordance with its terms (including in respect of the Issuer's ability to repay and redraw amounts thereunder) or the Bonds Terms and Conditions.

21. Release of Security

21.1 General

(a) The Security Agent is authorised and may execute on behalf of any Secured Party, in each case without any need for further deferral to or authority from any Secured Party, or, upon instructions from the SSRCF Agent, any release of:

(i) any Guarantee or any Security created by any Transaction Security Document (other than any Guarantee or Transaction Security provided by the Issuer), provided that that the Issuer has provided evidence that the guarantor coverage threshold specified in the Secured Documents (as applicable) will continue to be complied with immediately after such release and to the extent that such release is made in accordance with the Secured Documents in connection with any transaction which is permitted under the Secured Documents or otherwise approved by the Secured Parties;

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(ii) any Transaction Security provided over Material Intercompany Loans in connection with a conversion into equity in the relevant debtor provided that the shares in such debtor is subject to Transaction Security in favour of the Secured Parties; and

(iii) subject to the prior written approval from the Super Senior Representative, in connection with the admission to trading of the Bonds in order to facilitate such admission to trading and/or related prospectus approval by the relevant authorities or similar bodies.

(b) Each Party acknowledges and agrees that it will execute such releases as the Security Agent may request in order to give effect to this Clause 21. No such release will affect the obligations and liabilities of any other ICA Group Company under any Secured Document.

(c) Any Transaction Security or Guarantee to be released in accordance with this Clause 21 will always be released pro rata between the Secured Parties and the remaining Transaction Security will continue to rank pari passu between the Secured Parties as set forth in the Transaction Security Documents and this Agreement.

(d) Prior to any Enforcement Action being taken by the Security Agent in accordance with the terms of this Agreement, any release of Security by the Security Agent not otherwise permitted by the Secured Documents is permitted only with the prior written consent of the Secured Parties.

21.2 Intra-group restructuring

Subject to the terms of the Secured Documents and provided that no Triggering Event is continuing, a Group Company shall be entitled to make disposals of shares in a Group Company that is subject to Transaction Security (a "Share Disposal") or intercompany loan that is subject to Transaction Security (a "Loan Disposal") to another Group Company (provided that if the disposing Group Company is an ICA Group Company the acquiring Group Company shall be an ICA Group Company) or to merge with another Group Company (provided that if the transferor Group Company is an ICA Group Company the transferee Group Company shall be an ICA Group Company), provided that:

(a) in case of a Share Disposal, the transfer shall be made subject to the Security over such shares and the Issuer shall procure that the acquiring Group Company shall enter into any agreements, execute any documents and take all actions requested by the Security Agent (acting reasonably) for the purpose of maintaining Security over such shares;

(b) in case of a Loan Disposal, the transfer shall be made subject to the Transaction Security over such intercompany loan and the Issuer shall procure that the acquiring Group Company and/or the debtor under such intercompany loan shall enter into any agreements, execute any documents and take all actions requested by the Security Agent for the purpose of maintaining the Transaction Security over such intercompany loan; and

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(c) in case of a merger, it constitutes a Permitted Merger (where, for the avoidance of doubt, the Issuer may not be a transferor Group Company).

21.3 Third Party Disposal

(a) Subject in each case to the prior written consent from the Super Senior Representative, a Group Company may dispose of shares in a Group Company that is subject to Transaction Security (a "Disposed Company") to a person or entity not being a Group Company, provided that:

(i) no Event of Default has occurred and is continuing or would occur from such disposal;

(ii) the disposal is permitted under the Secured Documents;

(iii) the consideration is paid in cash;

(iv) prior to the disposal, Security is granted to the Secured Parties (represented by the Security Agent) over:

(A) shares in one or more Group Company/ies (the "Substitute Company") on terms equivalent to the terms of other Security Documents and that, provided that the revenue and gross assets of the Substitute Company (on a consolidated basis) amount to at least one hundred (100) per cent. of the revenue and gross assets of the Disposed Company (on a consolidated basis); or

(B) a bank account held by the disposing Group Company with a reputable bank (in the sole discretion of the Security Agent) (the "Disposal Proceeds Account") on terms similar to the terms of other Security Documents, to which account the Issuer and the disposing Group Company shall ensure that the cash purchase price (less taxes and transaction costs) for the Disposed Company is transferred directly from the purchaser.

(b) Prior to a disposal in accordance with paragraph (a) above, the Issuer shall provide to the Security Agent a certificate signed by authorised signatories of the Issuer setting out and certifying the revenue and gross assets of the Disposed Company and the Substitute Company (each on a consolidated basis).

(c) Subject to paragraph (a) above, a Disposed Company shall be entitled to repay intercompany loans that are subject to Transaction Security, provided that the Disposed Company makes such payment to (i) a Disposal Proceeds Account which is pledged in favour of the Secured Parties or (ii) to a bank account held by the creditor under such pledged intercompany loan, with a reputable bank (in the sole discretion of the Security Agent) which bank account, prior to the repayment of the pledged intercompany loan, has been granted as Security by such creditor on terms similar to the terms of other Security Documents.

(d) A Group Company which has granted Security over a Disposal Proceeds Account may request that the Security Agent releases any funds (in whole or in part)

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standing to the credit on the Disposal Proceeds Account for the purpose of such Group Company's acquisition of shares in a target company (the "Target Company"), provided that (i) the Issuer provides evidence to the Security Agent that the purchase price (less refinancing debt, fees, transaction costs and taxes) for the shares in the Target Company corresponds to at least the amount to be released from the Disposal Proceeds Account, and (ii) the Issuer and such Group Company shall ensure that all shares in the Target Company are immediately following the acquisition pledged to the Secured Parties (represented by the Security Agent) on terms similar to the terms of other Security Documents and that such pledge is duly perfected as soon as possible.

(e) The Security Agent shall not release any Security over the shares in a Disposed Company until a written consent from the Super Senior Representative has been obtained and the conditions set out in paragraph (a)(iv) have been fulfilled.

(f) When determining revenue and gross assets for a company in this section, revenue and gross assets shall be calculated for that company in the same manner as revenue and gross assets for the Group is calculated for the Issuer in accordance with the Bonds Terms and Conditions.

(g) All Security to be granted pursuant to this Clause 21.3 shall be perfected.

22. Role of the Security Agent

22.1 Appointment of the Security Agent

Each Secured Party hereby irrevocably:

(a) appoints the Security Agent to act as security agent under and in connection with the relevant Secured Documents and this Agreement;

(b) authorises the Security Agent on its behalf to sign, execute and enforce the Transaction Security Documents and the Guarantee and Adherence Agreement;

(c) authorises the Security Agent to enter into agreements with the Issuer or a third party or take such other actions, as is, in the Security Agent's opinion, necessary for the purpose of maintaining, releasing or enforcing the Transaction Security or the Guarantees or for the purpose of settling the Secured Parties' or the Issuer's rights to the Transaction Security or the Guarantees, in each case in accordance with the terms of the Secured Documents and provided that such agreements or actions are not in the sole opinion of the Security Agent detrimental to the interests of the Secured Parties under the Secured Documents (for the avoidance of doubt, a release in accordance with Clause 21 (Release of Security) shall for the purposes hereof not be deemed to be so detrimental); and

(d) authorises the Security Agent on its behalf to perform the duties and to exercise the rights, powers, authorities and discretions specifically given to it under or in connection with the relevant Secured Documents and this Agreement, together with any other incidental rights, powers, authorities and discretions.

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22.2 Duties of the Security Agent

(a) The duties of the Security Agent under the Secured Documents and this Agreement are solely mechanical and administrative in nature and shall in relation to this Agreement be limited to those expressly set forth in this Agreement. Except as specifically provided in the Debt Documents to which the Security Agent is a party, the Security Agent has no obligations of any kind to any other Party under or in connection with the Debt Documents.

(b) The Security Agent is not responsible for (i) the adequacy, accuracy or completeness of any information supplied by any Party in connection with the Debt Documents or (ii) the legality, validity or enforceability of any Debt Document or any agreement or document relating thereto or whether a Secured Party has recourse against any Party or any of its respective assets. Each Secured Party confirms to the Security Agent that it has made and will continue to make its own independent appraisal and investigation of all risks arising under or in connection with the Debt Documents including with respect to the financial condition and status of any ICA Group Company or other Group Company.

(c) The Security Agent shall not be held responsible for any loss or damage resulting from a legal enactment (Swedish or foreign), the intervention of a public authority (Swedish or foreign), an act of war, a strike, a blockade, a boycott, a lockout or any other similar circumstance. The reservation in respect of strikes, blockades, boycotts and lockouts shall apply even if the Security Agent itself is subject to such measures or takes such measures. Where a circumstance referred to in this paragraph prevents the Security Agent from making payments or taking measures, such payments or measures may be postponed until such circumstance no longer exists. If the Security Agent is prevented from receiving payment/delivery, the Security Agent shall not be obliged to pay interest.

(d) Any loss or damage that has occurred in other circumstances than as set out in paragraph (b) and (c) above shall not be indemnified by the Security Agent unless such losses or damages are suffered or occurred by reason of wilful wrongdoing or negligence on the part of the Security Agent. The Security Agent shall for the avoidance of doubt not be deemed to be negligent if having acted in accordance with such practices and procedures as are generally accepted in the banking sector. In no event shall the Security Agent be liable for any indirect loss or damage.

(e) The ICA Group Companies undertake to indemnify on demand the Security Agent from and against all actions, claims, demands and proceedings brought or made against it in its capacity as Security Agent under the Secured Documents and all costs, charges, expenses and other liabilities of whatever nature for which it may be or become liable by reason of such actions, claims, demands and proceedings, except with respect to any such actions, claims, demands or proceedings, costs, charges, expenses and other liabilities arising by reason of wilful wrongdoing or negligence on the part of the Security Agent.

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(f) The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Group Company or any other person.

(g) Notwithstanding any other provision of any Secured Document or this Agreement to the contrary, the Security Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

22.3 Exclusion of Liability

(a) Without limiting paragraph (b) below, the Security Agent shall, when acting in accordance with the provisions of this Agreement or any Secured Document, incur no liability towards any of the parties to this Agreement and will not be liable for any damages occurred as a result of any action taken by it under or in connection with any Secured Document or this Agreement, unless directly caused by its gross negligence or wilful misconduct.

(b) No Party (other than the Security Agent) may take any proceedings against any officer, employee or agent of the Security Agent in respect of any claim it might have against the Security Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Secured Document or this Agreement and any officer, employee or agent of the Security Agent may rely on this Clause 22.3.

(c) The Security Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Secured Documents or this Agreement to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

22.4 Confidentiality

(a) The Security Agent (in acting as security agent for the Secured Parties) shall be regarded as acting through its respective security agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

23. The Bonds Agent

23.1 Liability

(a) It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by the Bonds Agent not individually or personally but solely in its capacity as agent in the exercise of the powers and authority conferred and vested in it under the relevant Bonds Finance Documents for and on behalf of the Bondholders only for which the Bonds Agent acts as agent and

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it shall have no liability for acting for itself or in any capacity other than as agent and nothing in this Agreement shall impose on it any obligation to pay any amount out of its personal assets. Notwithstanding any other provision of this Agreement, its obligations hereunder (if any) to make any payment of any amount or to hold any amount on behalf of any other party shall be only to make payment of such amount to or hold any such amount to the extent that (i) it has actual knowledge that such obligation has arisen and (ii) it has received and, on the date on which it acquires such actual knowledge, has not distributed to the Bondholders for which it acts as agent in accordance with the relevant Bonds Terms and Conditions (in relation to which it is an agent) any such amount.

(b) It is further understood and agreed by the Parties that in no case shall the Bonds Agent be (i) personally responsible or accountable in damages or otherwise to any other party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by the Bonds Agent in accordance with this Agreement or any of the Bonds Finance Documents in a manner that the Bonds Agent believed to be within the scope of the authority conferred on it by this Agreement or any of the Bonds Finance Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party; provided however, that the Bonds Agent shall be personally liable under this Agreement for its own gross negligence or wilful misconduct. It is also acknowledged and agreed that no Bonds Agent shall have any responsibility for the actions of any individual Bondholder (save in respect of its own actions).

(c) The Bonds Agent is not responsible for the appointment or for monitoring the performance of the Security Agent.

(d) The Security Agent agrees and acknowledges that it shall have no claim against the Bonds Agent in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, the Security Agent.

(e) The Bonds Agent shall be under no obligation to instruct or direct the Security Agent to take any Enforcement Action unless it shall have been instructed to do so by the Bondholders and if it shall have been indemnified and/or secured to its satisfaction.

(f) The provisions of this Clause 23.1 shall survive the termination of this Agreement.

23.2 Instructions

In acting under this Agreement, the Bonds Agent is entitled to seek instructions from the Bondholders at any time and, where it acts on the instructions of the Bondholders, the Bonds Agent shall not incur any liability to any person for so acting. The Bonds Agent is not liable to any person for any loss suffered as a result of any delay caused as a result of it seeking instructions from the Bondholders.

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23.3 Bonds Agent's assumptions

(a) The Bonds Agent is entitled to assume that:

(i) any payment or other distribution (other than payments or distributions made by the Bonds Agent) made pursuant to this Agreement in respect of the Bonds has been made in accordance with the ranking in Clause 3 (Ranking and Priority) and is not prohibited by any provisions of this Agreement and is made in accordance with these provisions;

(ii) the proceeds of enforcement of the Guarantees or any Security conferred by the Transaction Security Documents have been applied in the order set out in Clause 16.1 (Order of Application); and

(iii) any Bonds issued comply with the provisions of this Agreement.

(b) The Bonds Agent shall not have any obligation under Clause 11 (Effect of Insolvency Event) in respect of amounts received or recovered by it unless (i) it has actual knowledge that the receipt or recovery falls within paragraph (a) above, and (ii) it has not distributed to the relevant Bondholders in accordance with the Bonds Terms and Conditions any amount so received or recovered.

(c) The Bonds Agent shall not be obliged to monitor performance by the ICA Group Companies, the Security Agent or any other Party to this Agreement or the Bondholders of their respective obligations under, or compliance by them with, the terms of this Agreement.

24. Collective Majority

24.1 Coordination with Collective Majority Senior Creditors

If, and for as long as, the New Debt is larger than the debt outstanding under the Bonds, the Bonds Agent and any representative of any New Debt Creditors shall conduct the respective voting procedures under the respective debt instruments and any representative of any New Debt Creditors shall share its result from such procedure with the Bonds Agent. The Bonds Agent shall, based on such results, determine the decision of the Collective Majority Senior Creditors and act as the Senior Representative if not replaced with another representative appointed by the Collective Majority Senior Creditors.

24.2 Appointment of representative for the Collective Majority Senior Creditors

(a) If, and for as long as, the New Debt is larger than the debt outstanding under the Bonds, each of the Senior Creditors hereby irrevocably appoints the Bonds Agent to act as Senior Representative. The Collective Majority Senior Creditors may, if requested by more than ten (10) per cent. of the Collective Majority Senior Creditors, replace the Bonds Agent as Senior Representative with a new representative. Such resolution shall be taken with a more than fifty (50) per cent. majority requirement of all Senior Debt and a quorum of at least twenty (20) per cent. of all Senior Debt. The Bonds Agent and the representatives of any

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New Debt shall conduct the respective voting procedures under the respective debt instruments and any representative of any New Debt Creditors shall share its result from such procedure with the Bonds Agent.

(b) Notwithstanding any other provision of this Agreement, the provisions of Clause 13.2 (Consultation) shall apply also in the event that the Senior Representative cannot be determined in accordance with this Clause 24.2.

25. Responsibility of the Representatives and the Agents

25.1 No action

(a) Notwithstanding any other provision of this Agreement, no Representative and no Agent shall have any obligation to take any action under this Agreement unless it is indemnified and/or secured to its satisfaction in respect of all costs, expenses and liabilities which it would in its opinion thereby incur (together with any associated VAT). No Representative and no Agent shall have an obligation to indemnify (out of its personal assets) any other person, whether or not a Party, in respect of any of the transactions contemplated by this Agreement. In no event shall the permissive rights of a Representative or an Agent to take action under this Agreement be construed as an obligation to do so.

(b) Prior to taking any action under this Agreement any Representative and any Agent may request and rely upon an opinion of counsel or opinion of another qualified expert, at the expense of the Issuer.

(c) Notwithstanding any other provisions of this Agreement or any other Secured Document to which a Representative or an Agent is a party to, in no event shall a Representative or an Agent be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including but not limited to loss of business, goodwill, opportunity or profits) whether or not foreseeable even if such Representative or Agent has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

25.2 Reliance on certificates

Each Representative and the Agents shall at all times be entitled to and may rely on any notice, consent or certificate given or granted by any Party without being under any obligation to enquire or otherwise determine whether any such notice, consent or certificate has been given or granted by such Party properly acting in accordance with the provisions of this Agreement.

25.3 No fiduciary duty

No Representative and no Agent shall be deemed to owe any fiduciary duty to any Secured Party, Subordinated Creditor or Intercompany Creditor (other than if expressly stated) and shall not be personally liable to any Secured Party, Subordinated Creditor or Intercompany Creditor if it shall in good faith mistakenly pay over or distribute to any Secured Party, Subordinated Creditor or Intercompany Creditor or to any other person

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cash, property or securities to which any other Secured Party, Subordinated Creditor or Intercompany Creditor shall be entitled by virtue of this Agreement or otherwise.

25.4 Debt assumptions

(a) The Representatives and the Agents may rely on:

(i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b) The Representatives and the Agents may assume, unless it has received notice to the contrary in its capacity as agent, that:

(i) no event of default or potential event of default, however described, has occurred (unless it has actual knowledge of a failure by an ICA Group Company to pay on the due date an amount pursuant to a Secured Document);

(ii) no Super Senior Debt or Senior Debt has been accelerated;

(iii) any instructions or Enforcement Instructions received by it from a Representative or an Agent are duly given in accordance with the terms of the Secured Documents, and, unless it has received actual notice of revocation, that those instructions or directions have not been revoked;

(iv) any right, power, authority or discretion vested in any Party or any group of creditors or Secured Parties has not been exercised; and

(v) any notice or request made by the Issuer is made on behalf of and with the consent and knowledge of all the ICA Group Companies.

(c) The Representatives and the Agents may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d) The Representatives and the Agents may disclose to any other Party any information it reasonably believes it has received as Agent.

(e) The Representatives and the Agents are not obliged to monitor or enquire whether any Event of Default (or an event that may lead to an Event of Default) has occurred.

25.5 Provisions survive termination

The provisions of this Clause 25 shall survive any termination of this Agreement.

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25.6 Other Parties not affected

No provision of this Clause 25 shall alter or change the rights and obligations as between the other Parties in respect of each other. This Clause 25 is intended to afford protection to the Representatives or the Agents only.

25.7 Confirmation

Without affecting the responsibility of any ICA Group Company for information supplied by it or on its behalf in connection with any Secured Document, each Secured Party (other than any Representative (in its personal capacity) and the Security Agent) confirms that it:

(a) has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Secured Documents (including the financial condition and affairs of the Group and the nature and extent of any recourse against any Party or its assets); and

(b) has not relied on any information provided to it by the Representatives in connection with any Secured Document.

25.8 Provision of information

No Representative and no Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party. No Representative and no Agent is responsible for:

(a) providing any Secured Party with any credit or other information concerning the risks arising under or in connection with the Secured Documents (including any information relating to the financial condition or affairs of any ICA Group Company or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b) obtaining any certificate or other document from any ICA Group Company.

25.9 Disclosure of information

The Issuer irrevocably authorises any Representative and any Agent to disclose to any Secured Party any information that is received by the Representative or the Agent in its capacity as Representative or Agent.

25.10 Illegality

(a) Each Representative and each Agent may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

(b) Furthermore, each Representative and each Agent may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction

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or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

26. Information

26.1 Notification of prescribed events

(a) If a default (however described) is continuing, an Event of Default occurs or ceases to be continuing, or if an Acceleration Event occurs:

(i) the relevant Representative shall upon becoming aware of the same notify the other Representatives and the Security Agent; and

(ii) the Security Agent shall, upon receiving that notification, notify each other Representative and each Hedge Counterparty.

(b) If an Event of Default under an Unsecured Convertible Notes Document either occurs or ceases to be continuing the relevant Creditor Representative (or, to the extent that the relevant Unsecured Convertible Notes do not have a Creditor Representative, the Issuer) shall, upon becoming aware of that occurrence or cessation, notify each other Representative.

26.2 Amounts of Debt

Each Representative, the Hedge Counterparties, the Subordinated Creditors and the Intercompany Creditors will on written request by any of the others or the Security Agent from time to time notify the others and the Security Agent in writing of details of the amount of its outstanding Debt.

26.3 Hedge Counterparty

(a) Each Hedge Counterparty shall on request by the Super Senior RCF Creditor or the Security Agent from time to time notify the Super Senior RCF Creditor and the Security Agent of the Notional Amount (as defined in the relevant Hedging Agreement) of each Hedging Agreement to which it is a party and the residual maturity of each such Hedging Agreement.

(b) If any Hedge Counterparty does not promptly on request notify the Super Senior RCF Creditor and the Security Agent of any matter pursuant to paragraph (a) above, the Super Senior RCF Creditor and the Security Agent may assume that the Notional Amount (as defined in the relevant Hedging Agreement) of each relevant Hedging Agreement is that set out in that Hedging Agreement and may calculate the residual maturity of each relevant Hedging Agreement by reference to that Hedging Agreement.

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26.4 Dealings with Security Agent and other Representatives

(a) Each Super Senior RCF Creditor shall deal with the Security Agent exclusively through its Representative.

(b) Each Bondholder shall deal directly with the Bonds Agent and the Bonds Agent shall deal directly with the Security Agent.

(c) Each New Debt Creditor shall deal with the Security Agent exclusively through its Representative.

27. Limitation on obligations

27.1 Swedish ICA Group Companies

Notwithstanding anything to the contrary in this Agreement or the other Secured Documents, the obligations and liabilities of any ICA Group Company (other than the Issuer) incorporated in Sweden under this Agreement shall be limited if (and only if) and to the extent required by an application of the provisions of Chapter 17 of the Swedish Companies Act ((Sw. Aktiebolagslagen) (2005:551)) regulating prohibited loans and guarantees and distribution of assets (including profits and dividends and any other form of transfer of value (Sw. värdeöverföring)) and Chapter 21 of the Swedish Companies Act regulating prohibited loans, guarantees and financial assistance within the meaning of the Swedish Companies Act also taking into account any other security granted and/or guarantee given by the ICA Group Company.

27.2 Other ICA Group Companies

The obligations and liabilities of any ICA Group Company (save for a ICA Group Company incorporated in Sweden) shall be limited by any general statutory limitations, financial assistance, corporate benefit, fraudulent preference, thin capitalisation rules and retention of title claims and similar principles (as applicable in the relevant jurisdiction) as set forth in the ICA Group Company Accession Agreement in respect of such ICA Group Company.

28. Changes to the Parties

28.1 Assignments and Transfers by Creditors

No Secured Party, Subordinated Creditor or Intercompany Creditor may assign or transfer any of its rights or obligations under this Agreement or any Debt Document to, or in favour of, any person unless such assignment or transfer is made in accordance with the terms of the relevant Debt Document (and, in relation to Subordinated Debt or Intercompany Debt, that person is permitted or required to become an Subordinated Creditor or Intercompany Creditor by the Secured Documents) and provided that such person executes and delivers a duly completed and signed ICA Group Company Accession Agreement or, where applicable, Creditor/Representative Accession Undertaking (except for the Bondholders) to the Security Agent. Such assignment or transfer will not be effective unless and until the Security Agent executes an ICA Group

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Company Accession Agreement or, where applicable, Creditor/Representative Accession Undertaking duly completed and signed on behalf of that person.

28.2 Assignment and Transfer by ICA Group Companies

No ICA Group Company may assign or transfer any of its rights or obligations under this Agreement or any Debt Document other than pursuant to Clause 21 (Release of Security).

28.3 Accession of Additional ICA Group Companies

(a) If any Group Company becomes a Guarantor the Issuer shall procure that the relevant Group Company shall (if not already a Party as an ICA Group Company) accede to this Agreement as an ICA Group Company, on such date as the relevant Group Company becomes a Guarantor.

(b) With effect from the date of acceptance by the Security Agent of an ICA Group Company Accession Agreement duly executed and delivered to the Security Agent by the new ICA Group Company or, if later, the date specified in the ICA Group Company Accession Agreement, the new ICA Group Company shall assume the same obligations and become entitled to the same rights as if it had been an original Party as an ICA Group Company.

28.4 Resignation of ICA Group Companies

(a) The Issuer may request that an ICA Group Company ceases to be an ICA Group Company by delivering to the Security Agent an ICA Group Company Resignation Request.

(b) The Security Agent shall accept an ICA Group Company Resignation Request and notify the Issuer and each other Party of its acceptance if:

(i) the ICA Group Company is not or has ceased to be a Guarantor in accordance with the Guarantee and Adherence Agreement; and

(ii) the Issuer has confirmed that no Event of Default is continuing or would result from the acceptance of the ICA Group Company Resignation Request.

(c) Upon notification by the Security Agent to the Issuer of its acceptance of the resignation of an ICA Group Company, that member of the Group shall cease to be an ICA Group Company and shall have no further rights or obligations under this Agreement as an ICA Group Company.

28.5 Accession of Subordinated Creditors

(a) If any Group Company has any Secured Obligations or any Liabilities to a Subordinated Creditor, the Issuer shall procure that the Subordinated Creditor to which such Liabilities are owed shall (if not already a Party as a Subordinated Creditor) accede to this Agreement as a Subordinated Creditor, in accordance with paragraph (b) below, on such date.

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(b) With effect from the date of acceptance by the Security Agent of a Creditor/Representative Accession Undertaking duly executed and delivered to the Security Agent by the new Subordinated Creditor or, if later, the date specified in the Creditor/Representative Accession Undertaking, the new Subordinated Creditor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Subordinated Creditor.

28.6 Accession of Super Senior RCF Creditors

With effect from the date of acceptance by the Security Agent and, (in the case of a Hedge Counterparty or any Affiliate of a Super Senior RCF Creditor) by the SSRCF Agent, of a Creditor/Representative Accession Undertaking duly executed and delivered to the Security Agent by the relevant acceding party or, if later, the date specified in that Creditor/Representative Accession Undertaking any new Super Senior Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in the capacity specified in the Creditor/Representative Accession Undertaking.

28.7 Accession of New Debt Creditors under New Debt

In order for indebtedness under any credit facility, bonds, notes or other debt securities to constitute "New Debt" for the purposes of this Agreement:

(a) the Issuer shall designate such debt as a New Debt and confirm in writing to the Secured Parties that the establishment of that New Debt as New Debt under this Agreement will not breach the terms of any of its existing Secured Documents;

(b) each creditor in respect of that debt shall accede to this Agreement as a New Debt Creditor; and

(c) the common representative (if any) of the creditors in respect of that debt shall accede to this Agreement as an Agent in relation to that debt pursuant to Clause 28 (Changes to the Parties).

28.8 Accession of Hedge Counterparty

In order for indebtedness under any hedging arrangement to constitute Hedging Obligations for the purposes of this Agreement:

(a) the Issuer shall designate that hedging arrangement as Hedging Obligations and confirm in writing to the Secured Parties that the establishment of those Hedging Obligations under this Agreement will not breach the terms of any of its existing Secured Documents; and

(b) each creditor in respect of those Hedging Obligations shall accede to this Agreement as a Hedge Counterparty.

28.9 Resignation of Agents

(a) An Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Representatives, the Hedge Counterparties and the Issuer.

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(b) Alternatively an Agent may resign by giving notice to the other Agents, the Hedge Counterparties and the Issuer, in which case the other Agents (after consultation with the Issuer) may appoint a successor Agent.

(c) If the Agents have not agreed upon and appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the retiring Agent (after consultation with the Issuer) may appoint a successor Agent.

(d) The retiring Agent shall, at its own cost, make available to its successor such documents and records and provide such assistance as its successor may reasonably request for the purposes of performing its functions as Agent under the Secured Documents and this Agreement.

(e) The resignation notice of an Agent shall only take effect upon the appointment of a successor.

(f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of this Agreement provided however that a retiring Security Agent shall remain entitled to the benefit of Clause 22 (Role of the Security Agent) and 30.5 (Indemnity to the Security Agent).

(g) A successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h) Notwithstanding paragraphs (a)–(g) above:

(i) resignation and appointment of the Security Agent is subject to the approval by the Bonds Agent, the Super Senior Creditors and any New Debt Creditors (or their respective Representatives). The Bonds Agent shall be authorised (in its sole discretion) to grant such consent without any approval or consent from the Bondholders;

(ii) notwithstanding paragraph (i) above, the Original Security Agent may resign as Security Agent once the Bonds have been redeemed without any prior approval or consent (for the avoidance of doubt even if any other Secured Obligations are outstanding); and

(iii) resignation and appointment of an Agent shall always be made in accordance with the Secured Documents.

28.10 Change of SSRCF Agent

(a) A SSRCF Agent may assign any of its rights or transfer any of its rights and obligations in respect of any Super Senior RCF Documents or the Liabilities if that assignment or transfer is in accordance with the terms of the Super Senior RCF.

(b) Upon a refinancing of the Super Senior RCF which is permitted by the Secured Documents, the SSRCF Agent will be replaced by the agent appointed in respect of such replacement Super Senior Debt.

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28.11 Execution and Notification by Security Agent

(a) Each Party (other than the relevant acceding person) irrevocably authorises the Security Agent to execute on its behalf any ICA Group Company Accession Agreement and any Creditor/Representative Accession Undertaking which has been duly completed and signed on behalf of the relevant acceding person in accordance with this Agreement.

(b) The Security Agent shall notify the other Parties promptly of the receipt and execution by it on their behalf of any ICA Group Company Accession Agreement and any Creditor/Representative Accession Undertaking.

29. Notices

29.1 Communications in Writing

Any communication or document to be made or delivered under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made or delivered by e-mail or letter.

29.2 Addresses

The address and e-mail (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a) in the case of the Issuer, the Original Super Senior RCF Creditors, the Original Bonds Agent and the Original Security Agent, that identified with its name below;

(b) in the case of any Original ICA Group Company, that identified with the Issuer's name below; and

(c) in the case of each Subordinated Creditor, New Debt Creditor and Intercompany Creditor, that notified in writing to the Security Agent on or prior to the date on which it becomes a Party,

or any substitute address, e-mail or department or officer as the Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days' notice.

29.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i) if by way of e-mail, when received in legible form; or

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(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 29.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Security Agent's signature below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c) A notice given by e-mail which is dispatched after close of business at the place of receipt, or on a day which is not a Business Day, will be deemed to have been given on the next Business Day.

29.4 Notification of Address and E-mail Address

Promptly upon receipt of notification of an e-mail address and postal address or change thereof pursuant to Clause 29.2 (Addresses) or changing its own e-mail address or postal address, the Security Agent shall notify the other Parties.

29.5 English Language

(a) Any notice given under or in connection with this Agreement must be in English.

(b) All other documents provided under or in connection with this Agreement must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

30. Expenses and Indemnities

30.1 Secured Party Expenses

To the extent not already paid under another Debt Document, each ICA Group Company, each Subordinated Creditor and each Intercompany Creditor will, within five Business Days of demand, pay to each Secured Party the amount of all costs and expenses (including external legal fees) properly incurred by that Secured Party in connection with the enforcement or preservation of that Secured Party's rights against that ICA Group Company, Subordinated Creditor or Intercompany Creditor under this Agreement.

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30.2 Security Agent Expenses

The Issuer shall promptly on demand pay the Security Agent the amount of all reasonable costs and expenses (including external legal fees) properly incurred by it in connection with the administration, preservation, enforcement or release of any Guarantee or any Security created pursuant to any Transaction Security Document.

30.3 Secured Parties' Indemnity to the Security Agent

(a) Each other Secured Party shall (in proportion to its share of the Debt then outstanding to all the Debt then outstanding and/or available for drawing under the relevant Secured Documents) indemnify the Security Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Security Agent (otherwise than by reason of its gross negligence or wilful misconduct) in acting as Security Agent under the Secured Documents (unless it has been reimbursed by an ICA Group Company pursuant to a Secured Document).

(b) For the purposes of paragraph (a) above only, "Debt" shall exclude any indebtedness under or in connection with the Subordinated Debt and the Intercompany Debt.

30.4 Deduction from Amounts Payable by the Security Agent

If any Party owes an amount to the Security Agent under the Secured Documents or this Agreement, the Security Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Security Agent would otherwise be obliged to make under the Secured Documents or this Agreement and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Secured Documents or this Agreement that Party shall be regarded as having received any amount so deducted.

30.5 Indemnity to the Security Agent

The Issuer shall promptly indemnify the Security Agent against any cost, loss or liability incurred by the Security Agent (acting reasonably) as a result of:

(a) investigating any event which it reasonably believes is an event of default or potential event of default, however described;

(b) acting or relying on any notice, request or instruction which it believes to be genuine, correct and appropriately authorised;

(c) the protection or enforcement of the Transaction Security,

(d) the exercise of any of the rights, powers, discretions and remedies vested in the Security Agent by the Secured Documents or by law;

(e) instructing lawyers, accountants, tax advisers, surveyors, a Financial Adviser or other professional advisers or experts as permitted under this Agreement; or

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(f) any default by any Group Company in the performance of any of the obligations expressed to be assumed by it in the Secured Documents.

30.6 Currency Indemnity

(a) If any Recoveries or any other payment required to be paid by any Subordinated Creditor, Intercompany Creditor, Intercompany Debtor or ICA Group Company under this Agreement (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i) making or filing a claim or proof against that Subordinated Creditor, Intercompany Creditor, Intercompany Debtor or ICA Group Company; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Subordinated Creditor, Intercompany Creditor, Intercompany Debtor or ICA Group Company shall as an independent obligation, within three Business Days of demand, indemnify the Security Agent and, until the Final Discharge Date, the Representatives against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Subordinated Creditor, Intercompany Creditor, Intercompany Debtor and ICA Group Company waives any right they may have in any jurisdiction to pay any amount under this Agreement in a currency or currency unit other than that in which it is expressed to be payable.

31. Amendments and Waivers

(a) No term of this Agreement may be amended or waived except with the prior written consent of the Issuer and the Representatives (until the Final Discharge Date).

(b) Subject to Clause 4.2 (Amendments and Waivers), each Secured Party may amend or waive the terms of the finance documents for the Secured Obligations owed to such Secured Party (other than this Agreement or any Security Document and the Guarantee and Adherence Agreement) in accordance with their terms at any time.

(c) No amendment or waiver may be made or given to the extent it has the effect of changing or which relates to an amendment to any material term of this Agreement (including to the order of priority, application or subordination under this Agreement) without the prior written consent of the Bonds Agent, the Representatives and the Security Agent (until the Final Discharge Date).

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(d) Without prejudice to the terms of Clause 21 (Release of Security), the prior consent of the Representatives is required to authorize any amendment or waiver of, or consent under, any Transaction Security or Guarantee which would adversely affect the nature or scope of the Charged Property or the manner in which the proceeds of enforcement of the Transaction Security and Guarantees are distributed.

(e) The consent of a Hedge Counterparty is not required for any amendment or waiver of a term of this Agreement which does not directly affect the rights or obligations of that Hedge Counterparty.

(f) The consent of an ICA Group Company, Subordinated Creditor, Intercompany Debtor or an Intercompany Creditor is not required for any amendment or waiver of a term of this Agreement except if the amendment or waiver may impose new or additional obligations on or withdraw or reduce the rights of such ICA Group Company, Subordinated Creditor, Intercompany Debtor or Intercompany Creditor.

(g) Any amendment or waiver made in accordance with this Clause 31 will be binding on all Parties and the Security Agent may effect, on behalf of any Representative or Secured Party, any amendment or waiver permitted by this Clause 31.

32. Partial Invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

33. Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Secured Party, Subordinated Creditor or Intercompany Creditor any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

34. Force Majeure and Limitation of Liability

(a) A Secured Party shall not be held responsible for any damage arising out of any Swedish or foreign legal enactment, or any measure undertaken by a Swedish or foreign public authority, or war, strike, lockout, boycott, blockade or any other similar circumstance. The reservation in respect of strikes, lockouts, boycotts and blockades applies even if the Secured Party takes such measures, or is subject to such measures.

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(b) Any damage that may arise in other cases shall not be indemnified by the Secured Parties if it has observed normal care. The Secured Parties shall not in any case be held responsible for any indirect damage. Should there be an obstacle as described above for the Secured Parties to take any action in compliance with this Agreement, such action may be postponed until the obstacle has been removed.

35. Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

36. Governing Law

This Agreement is governed by Swedish law.

37. Enforcement

(a) Subject to paragraph (b) below, the courts of Sweden have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a "Dispute"). The District Court of Stockholm (Sw. Stockholms tingsrätt) shall be the court of first instance.

(b) Notwithstanding paragraph (a) above, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any court of a member state of the European Union under the Regulation (EU) No 1215/2012 of the European Parliament and of the Council of 12 December 2012 on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (recast) (the "Brussels Ia Regulation") or of a State that is a party to the Convention on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (the "Lugano II Convention") (in accordance with Title II, Section 1 and 2) which have jurisdiction pursuant to the provisions of Chapter II, Section 1 and 2 of the Brussel Ia Regulation as well as of Title II, Section 1 and 2 of the Lugano II Convention. To the extent allowed by law, a Secured Party may take concurrent proceedings in any number of such jurisdictions.

38. Electronic execution

The Parties acknowledge and agree that they may execute this Agreement and any variation or amendment to the same, by electronic instrument. The Parties agree that the electronic signatures appearing on the document shall have the same effect as handwritten signatures and the use of an electronic signature on this Agreement shall have the same validity and legal effect as the use of a signature affixed by hand and is made with the intention of authenticating this Agreement, and evidencing the Parties' intention to be bound by the Bonds Terms and Conditions contained herein. For the purposes of using an electronic signature, the Parties

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authorise each other to the lawful processing of personal data of the signers for contract performance and their legitimate interests including contract management.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

The Original ICA Group Companies

Name of Original ICA Group Company	Registration number	Jurisdiction
Oatly Group AB (publ)	559081-1989	Sweden
Cereal Base CEBA Aktiebolag	556482-2988	Sweden
Oatly AB	556446-1043	Sweden
Oatly Sweden Operations & Supply AB	559163-7680	Sweden
Oatly EMEA AB	559163-7698	Sweden
Havrekärnan AB	556645-7213	Sweden

Schedule 2

Form of ICA Group Company Accession Agreement

To:	Nordic Trustee & Agency AB (publ) as Security Agent
From:	[ICA Group Company] (reg. no. [•])
Dated:	[ ]

Dear Sirs

Oatly Group AB (publ) - Intercreditor Agreement dated 30 September 2025 (the "Agreement")

1. We refer to the Agreement. This is an ICA Group Company Accession Agreement. Terms defined in the Agreement have the same meaning in this ICA Group Company Accession Agreement unless given a different meaning in this ICA Group Company Accession Agreement.

2. [ICA Group Company] agrees to be bound by the terms of the Agreement as an ICA Group Company, Intercompany Creditor and Intercompany Debtor.

3. [Proposed ICA Group Company] is a company duly incorporated under the laws of [name of relevant jurisdiction].

[The obligations and liabilities of the [proposed ICA Group Company] under the Intercreditor Agreement are subject to the following limitations:

[Guarantor limitation language to be inserted subject to local counsel advice.]]

4. [ICA Group Company]'s administrative details are as follows:

Address:
E-mail:
Attention:

5. This ICA Group Company Accession Agreement is governed by Swedish law.

[Security Agent]
By:	Date:

Schedule 3

Form of ICA Group Resignation Request

To:	Nordic Trustee & Agency AB (publ) as Security Agent
From:	[ICA Group Company] (reg. no. [•]) and [Issuer]
Dated:	[ ]

Dear Sirs

Oatly Group AB (publ) - Intercreditor Agreement dated 30 September 2025 (the "Agreement")

1. We refer to the Agreement. This is an ICA Group Company Resignation Request. Terms defined in the Agreement have the same meaning in this ICA Group Company Resignation Request unless given a different meaning in this ICA Group Company Resignation Request.

2. Pursuant to Clause 28.4 (Resignation of ICA Group Companies) of the Agreement we request that resigning ICA Group Company be released from its obligations as an ICA Group Company under the Agreement.

3. We confirm that no Event of Default is continuing or would result from the acceptance of this request.

4. This ICA Group Company Accession Agreement is governed by Swedish law.

[ICA Group Company]
By:	Date:

[Issuer]
By:	Date:

SCHEDULE 4

Form of Creditor/Agent Accession Undertaking

To: [Insert full name of current Security Agent] as agent for itself and each of the other secured parties to the Intercreditor Agreement referred to below.

From: [Acceding Creditor]

Oatly Group AB (publ) - Intercreditor Agreement dated 30 September 2025 (the "Agreement")

THIS UNDERTAKING is made on [date] by [insert full name of new Super Senior RCF Creditor/ Hedge Counterparty/New Debt Creditor/Agent/Subordinated Creditor] (the "Acceding Super Senior RCF Creditor/Hedge Counterparty/New Debt Creditor/Agent/Subordinated Creditor/Creditor Representative/Unsecured Convertible Noteholder") in relation to the intercreditor agreement (the "Intercreditor Agreement") dated 30 September 2025 between, among others, Oatly Group Holding AB (publ) as the Issuer, Nordic Trustee & Agency AB (publ) as Security Agent and the Secured Parties (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Super Senior RCF Creditor/Hedge Counterparty/New Debt Creditor/Agent/Subordinated Creditor/Creditor Representative/Unsecured Convertible Noteholder] being accepted as a [Super Senior RCF Creditor/Hedge Counterparty/ New Debt Creditor/Agent/Subordinated Creditor/Creditor Representative/Unsecured Convertible Noteholder] for the purposes of the Intercreditor Agreement, the Acceding [Super Senior RCF Creditor/Hedge Counterparty/New Debt Creditor/Agent/Subordinated Creditor/Creditor Representative/Unsecured Convertible Noteholder] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Super Senior RCF Creditor/Hedge Counterparty/New Debt Creditor/Agent/Subordinated Creditor/Creditor Representative/Unsecured Convertible Noteholder] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Super Senior RCF Creditor/Hedge Counterparty/New Debt Creditor/Agent/Subordinated Creditor/Creditor Representative/Unsecured Convertible Noteholder] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to Intercreditor Agreement.

This Undertaking is governed by Swedish law.

THIS UNDERTAKING has been entered into on the date stated above.

[Acceding Creditor]

By:

Address:

E-Mail:

Accepted by the Security Agent

for and on behalf of

[Insert full name of current Security Agent]

Date:

Schedule 5

Agreed Security and Guarantee Principles

A. General Principles

(a) The Agreed Security and Guarantee Principles embody recognition by all parties that there may be certain legal and practical difficulties in obtaining effective or commercially reasonable guarantees and security from all Guarantors or shareholders of Guarantors where applicable in the jurisdiction in which such Guarantors or shareholders are located. In particular:

(i) general legal and statutory limitations, regulatory restrictions, capital maintenance, financial assistance, corporate benefit, fraudulent preference, "interest stripping", "controlled foreign corporation", transfer pricing or thin capitalization rules, tax restrictions, retention of title claims and similar principles may prohibit, limit or otherwise restrict the ability of a member of the "Group" (being comprised of the Issuer and all of its Subsidiaries) to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise;

(ii) the Issuer will use commercially reasonable efforts (not involving the payment of material amounts of money or the incurrence of material expenses which are disproportionate to the benefit accruing to the Secured Parties as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment) to assist in demonstrating that adequate corporate benefit accrues to the relevant Guarantor or shareholder as applicable and to overcome any such limitations to the extent commercially reasonably practicable;

(iii) certain supervisory board, works council, regulator or regulatory board (or equivalent), or another external body’s or person’s consent may be required to enable a member of the Group to provide a guarantee or security. Such guarantee and/or security shall not be required unless such consent has been received or the relevant consent requirement waived or if it has been confirmed that such consent is no longer required; provided that commercially reasonable efforts (not involving the payment of material amounts of money or the incurrence of material expenses which are disproportionate to the benefit accruing to the Secured Parties as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment) have been used by the relevant member of the Group for a period of at least fifteen (15) Business Days to obtain the relevant consent or waiver to the extent permissible by law and regulation and such consent or waiver has no impact on relationships with third parties;

(iv) the giving of a guarantee or security or the perfection of the security granted will not be required to the extent that it would incur any registration fees, stamp duty, taxes and any other fees or costs directly associated with such guarantee or security which are not proportionate to the benefit accruing to the Secured Parties, as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment (for the avoidance of doubt, without prejudice to any Transaction Security that may, under the terms of the Secured Documents, be required to be granted in respect of the shares in Oatly Germany GmbH);

(v) the security and extent of its perfection will be agreed on the basis that the cost to the Group of providing security shall be proportionate to the benefit accruing to the Secured Parties, as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment;

(vi) in certain jurisdictions it may be either impossible or disproportionately costly (as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment) to grant guarantees or create security over certain categories of assets, in which event such guarantees will not be granted and security will not be taken over such assets;

(vii) other than in relation to the shares in Cereal Base CEBA Aktiebolag and Oatly AB, any assets subject to pre-existing third party arrangements which are not prohibited by the Finance Documents and which may prevent those assets from being secured, and any cash constituting regulatory capital, will be excluded from any relevant Security Document; provided that commercially reasonable efforts (not involving the payment of material amounts of money or the incurrence of material expenses which are disproportionate to the benefit accruing to the Secured Parties as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment) for a period of at least fifteen (15) Business Days to obtain consent to secure any such assets shall be used by the relevant Guarantor if the relevant asset is material and otherwise required to be secured under this Agreement (which, for the avoidance of doubt, will not require the relevant Guarantor to take any action which could reasonably be expected to damage its commercial relationship with the relevant third party);

(viii) no member of the Group will be required to give guarantees or enter into Security Documents to the extent it is not within the legal capacity of the relevant member of the Group, it results in the Security Document being null and void or if, in the reasonable opinion of the directors of the relevant member of the Group, the same would conflict with the fiduciary duties of their directors or contravene any legal or regulatory prohibition or result in a risk of personal, civil or criminal liability on the part of any director which, in the case of such conflict, prohibition or risk, cannot be overcome with commercially reasonable efforts and at a reasonable cost (in which case, for the avoidance of doubt, appropriate and customary limitation language shall be added);

(ix) subject to the following sentence, perfection of security, when required, and other legal formalities will be completed as soon as reasonably practicable and, in any event, within the time periods specified in the Finance Documents therefor or (if earlier or to the extent no such time periods are specified in the Finance Documents) within the time periods specified by applicable law in order to ensure due perfection. Prior to the occurrence of an Event of Default which is continuing, and except as is customary in the relevant market, it will not be required to take certain steps of perfecting security (including, without limitation, notification of receivables security to third party debtors) if, in the reasonable opinion of the directors (or equivalent) of the relevant Guarantor and the Security Agent (acting on the instructions of the Instructing Agent), it would be unduly burdensome on or restrict the ability of the relevant Guarantor to conduct its operations and business in the ordinary course or as otherwise not prohibited by the Secured Documents;

(x) unless granted under a global Security Document governed by English law and provided by Guarantors incorporated in England & Wales (a "Debenture") or New York law and provided by Guarantors incorporated in the United States (an "All Asset Security Document") or any similar security agreement provided by Guarantors in any other jurisdiction in accordance with the terms of Clause 4 below, in each case in respect of all assets security, the Security Document shall be governed by the law of and secure assets located in or otherwise governed or expressed to be governed by the laws of the jurisdiction of incorporation of that Original ICA Group Company (other than share security, security over intercompany receivables owed by members of the Group incorporated in Sweden and security over Material Intellectual Property registered in any Material Jurisdiction (each as defined in the Original Super Senior RCF));

(xi) no guarantee or security will be required to be given by or over any acquired person or asset (and no consent shall be required to be sought with respect thereto) which are required to support debt (not incurred in contemplation of such acquisition) ("Permitted Acquired Debt") of such acquired person or encumbering such acquired asset that in each case is not prohibited under the Secured Documents to remain outstanding; no member of a target group or other entity acquired pursuant to an acquisition not prohibited under the Secured Documents shall be required to become a Guarantor or grant security for so long as such member of the target group or other entity is prevented by the terms of the documentation governing that Permitted Acquired Debt or if becoming a Guarantor or the granting of any security would give rise to an obligation (including any payment obligation) under or in relation thereto where such obligation is not prohibited under the Secured Documents to remain outstanding; and no security will be granted over any asset secured for the benefit of any such Permitted Acquired Debt to the extent constituting security otherwise not prohibited to subsist under the Secured Documents;

(xii) the maximum guaranteed or secured amount may be limited to minimize stamp duty, notarization, registration or other applicable fees, taxes and duties where the benefit of increasing the guaranteed or secured amount is disproportionate to the level of such fee, taxes and duties, as determined by the Issuer and the Security Agent (acting on the instructions of the Instructing Agent) in their reasonable judgment;

(xiii) guarantees will not be required from and security will not be required with respect to the assets of (or, in respect of shares, in), any subsidiary formed or acquired after the date of this Agreement that is a bona fide joint venture with a third party not affiliated with the Borrowers;

(xiv) no share certificates shall be required to be delivered with respect to security granted over shares in any Subsidiary that is not a Material Group Company or Guarantor;

(xv) the Security Agent will hold one set of security for all Secured Parties unless local law requires separate ranking security for different classes of debt, or otherwise (including but not limited to pursuant to any joint and several creditorship or other similar or equivalent structure or parallel debt provisions) if, due to local law restrictions, it is impractical or disproportionate in relation to the benefit of the security for the Security Agent to hold the security in its name and for the benefit of the Secured Parties;

(xvi) no guarantee or security shall guarantee or secure any Secured Obligations constituting Excluded Swap Obligations (it being acknowledged that the indebtedness outstanding under the Bond Finance Documents does not constitute Excluded Swap Obligations), where "Excluded Swap Obligations" means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "Swap" as defined in section 1a(47) of the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute (each a "Swap Obligation") if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of Security to secure, such Swap Obligation (or any guarantee of that Swap Obligation) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission) by virtue of such Guarantor’s failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Guarantor or the grant of such Security becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one Swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guarantee or Security is or becomes illegal; and

(xvii) without prejudice to the Issuer’s right to designate Guarantors in accordance with the terms of the Secured Documents, no member of the Group incorporated or otherwise established in an Excluded Jurisdiction will be required to accede to any Secured Document as a Guarantor or provide security and no security will be required to be provided over shares in any member of the Group that is incorporated or otherwise established in an Excluded Jurisdiction (unless pursuant to all asset security or floating charge or equivalent security, save that no local-law perfection shall be required).

(b) The Security Agent and/or the other Secured Parties, as the case may be, shall promptly discharge any guarantees and release any security which is or are subject to any legal or regulatory prohibition referred to in paragraph (a) above.

(c) The Security Documents (save for any Security Documents which require a prescribed or notarial form) shall expressly state that in the event of any inconsistency between the terms of the Security Documents and this Agreement, the terms of this Agreement shall prevail. Nothing which is not prohibited to be done under the Secured Documents shall constitute a breach of any term of the Security Documents and no representation, warranty or undertaking contained in a Security Document shall be breached to the extent it conflicts with the Secured Documents or prohibits something which would otherwise not be prohibited under the Secured Documents.

(d) The Security Agent shall (and is irrevocably authorized and instructed to) promptly enter into and deliver any documentation and/or take such other action as may be required by the Issuer to give effect to these Agreed Security and Guarantee Principles.

(e) Any Security Documents which are required to be executed in accordance with the Agreed Security and Guarantee Principles shall be consistent with (including in the form of a joinder to) the Transaction Security Documents delivered on the Refinancing Date (as defined in the Original Super Senior RCF) and the Security Documents delivered within sixty (60) days of the Refinancing Date.

B. Guarantors and Transaction Security

(a) Each guarantee will be an upstream, cross-stream and downstream guarantee and for all liabilities of the Guarantors under the Secured Documents in accordance with, and subject to, the requirements of the Agreed Security and Guarantee Principles in each relevant jurisdiction. Transaction Security provided by a Guarantor will only secure the (i) direct borrowing, (ii) to the extent permitted to be guaranteed and secured under the Secured Documents, hedging obligations and cash management obligations and/or (iii) guarantee obligations of that Guarantor under the Secured Documents, in each case in accordance with, and subject to, the requirements of the Agreed Security and Guarantee Principles in each relevant jurisdiction.

(b) Where a Guarantor or its shareholders (as applicable) secures shares (or partnership interests), the Security Document will be governed by the laws of the jurisdiction of the company whose shares (or partnership interests) are being secured and not by the law of the jurisdiction of the security provider (unless pursuant to a purported charge under an all asset security or floating charge or equivalent security, and provided that, for the avoidance of doubt, such purported charge shall not require perfection or the completion of any perfection actions other than standard filings with respect to such security). Subject to these Agreed Security and Guarantee Principles, only the shares (or partnership interests) in each Guarantor (but excluding the Issuer) owned by a member of the Group shall be secured (unless pursuant to all asset security or floating charge or equivalent security).

(c) To the extent legally effective or practical and proportionate to the benefit of the security, all security shall be given in favour of the Security Agent and not the Secured Parties individually (including but not limited to pursuant to any joint and several creditorship or other similar or equivalent structure or parallel debt provisions). "Parallel debt" provisions will be used where necessary and such provisions will be contained in the Secured Documents or this Agreement and not in the individual Security Documents, unless required under local laws. To the extent possible or practical and proportionate to the benefit of the guarantees or security, there should be no action required to be taken in relation to the guarantees or security when any Secured Party assigns or transfers any of its participation in any Secured Obligations to a new Secured Party save for any jurisdiction-specific requirement set out in the relevant Secured Document, this Agreement or any related accession document.

(d) The Guarantors will not be required to pay the cost of any re-execution, notarization, reregistration, amendment or other perfection requirement for any security on any assignment or transfer and such cost or fee shall be for the account of the transferee or assignee Secured Party, other than in any case, any such actions taken by the Security Agent.

C. Terms of Security Documents

The following principles will be reflected in the Security Documents:

(a) no security will be granted in any jurisdiction other than a jurisdiction in which a Guarantor is organized or incorporated or in which Material Intellectual Property (as defined in the Original Super Senior RCF) is located or in which the issuer of pledged equity interests is organized or incorporated;

(b) subject to any security permitted to be granted by the Guarantors under the Secured Documents, the security will be first ranking to the extent possible;

(c) security will not be enforceable in relation to the obligations or liabilities under the Secured Documents until the occurrence of an Event of Default which is continuing and an Acceleration Event (as defined in this Agreement but only in relation to the Secured Documents) which is continuing (an "Enforcement Event");

(d) to the extent permitted under applicable law and customary in the relevant market, the Secured Parties shall only be able to exercise a power of attorney following the occurrence of an Enforcement Event that is continuing or if the relevant Guarantor has failed to comply with a further assurance or perfection obligation within 20 Business Days after being notified of that failure and being requested to comply, provided that in relation to any German security over Material Bank Account, the Secured Parties shall be able to exercise a power of attorney if the relevant Guarantor has failed to notify the relevant account banks within the time period agreed in the relevant Security Document;

(e) the provisions of each Security Document will not be unduly burdensome on the Guarantor or interfere unreasonably with the operation of its business in the ordinary course of business, will be limited to those provisions required by local law to create or perfect or ensure the priority and validity of the security interest expressed to be created thereby and will not impose commercial obligations;

(f) in the Security Documents there will be no repetition or extension of clauses set out in the Finance Documents such as those relating to notices, cost and expenses, indemnities, tax gross up, distribution of proceeds and release of security to the extent such provisions in the Finance Documents apply to the applicable Original ICA Group Company and the Original ICA Group Company is a party to such Finance Documents, unless such repetition or extension is customary in the relevant market;

(g) (other than with respect to any third party security providers) representations, covenants and undertakings shall be included in the Security Documents only to the extent required by local law in order to create or perfect or ensure the priority and validity of the security interest expressed to be created thereby (to the extent perfection is required by these Agreed Security and Guarantee Principles) (unless otherwise covered by the Secured Documents);

(h) (other than with respect to any third party security providers) representations in Security Documents shall be given only on the date on which such Security Documents are executed and shall not otherwise repeat other than (subject to paragraph (g) above) with respect to newly acquired assets subject to such Security Documents or as mutually agreed;

(i) any rights of set off will not be exercisable until the occurrence of an Enforcement Event unless the counterclaim is undisputed or has been confirmed in a final non-appealable judgment. Such rights shall apply only to matured obligations due and payable to any Secured Party by a Guarantor under a Secured Document;

(j) the Security Documents should not operate so as to prevent transactions which are not otherwise prohibited under the Secured Documents or to require additional consents or authorizations;

(k) information, such as lists of assets being subject to security, will be provided if, and only to the extent, (x) required by local law to be provided for the validity of the security or to maintain, perfect or register the security and (y) this information can be provided without breaching confidentiality requirements or data protection requirements or, in the reasonable opinion of the Issuer, damaging business relationships or commercial reputation. Such information, when required to be provided, shall be provided no more frequently than annually prior to the occurrence of an Event of Default which is continuing and has not been waived and, following and during the continuance of an Enforcement Event, on the Security Agent’s reasonable request; and

(l) security will, where possible and practical, automatically create security over future assets of the same type as those already secured; where local law requires supplemental security to be delivered in respect of future acquired assets in order for effective security to be created over that class of asset, such supplemental security shall be provided at intervals no more frequent than twelve months (unless required by law or regulation or upon the occurrence of an Enforcement Event that is continuing on the Security Agent’s reasonable request).

D. Scope of the Transaction Security

Subject to these Agreed Security and Guarantee Principles:

(a) each Guarantor incorporated in the United States shall grant all asset security by way of an All Asset Security Document;

(b) each Guarantor incorporated in England & Wales shall grant all asset fixed and floating charge by way of a Debenture;

(c) each Guarantor incorporated in any other jurisdiction where granting of all or substantially all asset security is both legally feasible and customary (as agreed between the Issuer and the Security Agent, each acting reasonably), shall grant security over all its assets by way of a customary fixed and floating charge debenture or all asset security agreement (as the case may be);

(d) each Guarantor shall grant security over the following assets (unless already covered pursuant to paragraphs (a) to (c) above):

(i) shares in each Guarantor (other than the Issuer) held by it;

(ii) any intercompany loans provided by an Original ICA Group Company to any other member of the Group where (i) the term of the intercompany loan is at least ninety (90) days; and (ii) the principal amount thereof, when aggregated with all other intercompany loans between the same creditor and debtor with a term of at least ninety (90) days, is at least in an amount of USD 1,000,000 (or the equivalent in any other currency) (in each case excluding any such receivables arising under any cash pooling, netting or set-off arrangements) (a "Material Intercompany Loan");

(iii) current, savings or deposit accounts (to the extent not (i) forming part of any cash pool arrangement as a non-cash sub-account or (ii) constituting a tax deduction account, rental deposit account or escrow account) having an average daily balance of over USD 1,000,000 (or the equivalent in any other currency) in a period of 30 days or more ("Material Bank Accounts");

(iv) any of its Material Intellectual Property (as defined in the Original Super Senior RCF);

(v) with respect to any Guarantor incorporated in Sweden which has existing business mortgage certificates (Sw. företagsinteckningsbrev) as of the date of this Agreement, a business mortgage (Sw. företagshypotek) limited to such existing business mortgage certificates; and

(vi) with respect to any Guarantor incorporated in Sweden which has existing real property mortgage certificates (Sw. pantbrev) as of the date of this Agreement, Transaction Security in respect of such existing real property mortgage certificates (Sw. pantbrev); and

(e) provided it owns such real property at its time of accession as a Guarantor, Oatly US Operations & Supply Inc. shall provide a mortgage in respect of its real property located at 719 Orange St, Millville, New Jersey.

E. Material Intercompany Loans

(a) Where a Guarantor grants security over its Material Intercompany Loans, it shall be free to deal with those in the course of its business until the occurrence of an Enforcement Event that is continuing (provided that with respect to any such Material Intercompany Loans granted by the Issuer or Cereal Base CEBA Aktiebolag to any member of the Group incorporated in Sweden, unless otherwise agreed by the Security Agent, no payment of principal amount may be made without the consent of the Security Agent acting in its sole discretion, provided that interest payments may be made until an Enforcement Event).

(b) Where required by local law to perfect the security, notice of the security will be served on the relevant debtor within 10 Business Days of the security being granted and the Guarantor shall obtain an acknowledgement of that notice within 20 Business Days of service. Notwithstanding the foregoing, in relation to security over Material Intercompany Loans granted by the Issuer or Cereal Base CEBA Aktiebolag to any member of the Group, notice of the security will be served on the date of the relevant Security Document and an acknowledgement shall be obtained on the same day of service.

(c) Where required under local law, security over Material Intercompany Loans will be registered subject to the general principles set out in these Agreed Security and Guarantee Principles.

F. Shares

(a) Until the occurrence of an Enforcement Event that is continuing, a Guarantor that has granted security will be permitted to retain and to exercise (in a manner which does not result in a Material Adverse Effect or cause an Event of Default to occur) voting rights appertaining to any shares (or partnership interests) secured by it and the company whose shares (or partnership interests) have been secured will be permitted to pay dividends upstream on secured shares (or partnership interests) to the extent permitted under the Secured Documents with the proceeds to be available to the Issuer and the Subsidiaries of the Issuer. With respect to security over shares in a Guarantor incorporated in Germany only, the voting rights will remain with the grantor even after an Enforcement Event has occurred, provided that any exercise of rights does not materially adversely affect the validity or enforceability of the security over the shares or cause an Event of Default to occur.

(b) Unless the restriction is required by law or regulation or arrangements with minority shareholders, the constitutional documents of the company whose shares (or partnership interests) have been secured will be amended to the extent that it is within the power of the security provider to do so (using commercially reasonable efforts to obtain the consent of third parties where relevant) to remove restrictions (if any) on the transfer or the registration of the transfer of the shares (or partnership interests) on the taking or enforcement of the security granted over them.

(c) The enforcement of security over shares and the acquisition or exercise by the Security Agent of voting rights in respect of shares may be subject to regulatory consent. Accordingly, enforcement of any security over shares and the exercise by the Security Agent of the voting rights in respect of such shares will be expressed to be conditional upon obtaining any consents required by law or regulation and no such consents shall be required to be sought or requested prior to an Enforcement Event that is continuing and written request having been made by the Security Agent to the Issuer.

(d) Where customary in the relevant market and applicable as a matter of law, on or as soon as reasonably practicable (and in any event within two (2) Business Days) following execution of any share security, the applicable share certificate(s) (or other documents evidencing or representing title to the relevant shares) and a stock transfer form executed in blank (or local law equivalent) will be provided by the Guarantor that has granted the share security to the Security Agent and where required by law the share certificate(s) or shareholders’ register will be endorsed or written up and the endorsed share certificate(s) and/or a copy of the written up register provided by the Guarantor that has granted the share security to the Security Agent. With respect to any additional secured shares subsequently acquired by the relevant grantor, the foregoing shall be done as soon as reasonably practicable and in any event within five (5) Business Days of such shares being acquired by the relevant grantor. Notwithstanding the foregoing, in relation to the security over the shares in Cereal Base CEBA Aktiebolag held by the Issuer and the shares in Oatly AB held by Cereal Base CEBA Aktiebolag, perfection steps shall be undertaken on the date of the relevant security.

G. Intellectual Property

(a) Until the occurrence of an Enforcement Event that is continuing, a Guarantor providing security over its Material Intellectual Property (as defined in the Original Super Senior RCF) will be permitted to deal with such secured Material Intellectual Property in the course of its business (including, without limitation, allowing such intellectual property to lapse if no longer material to its business) subject to the Secured Documents.

(b) If required under law for perfection of the security interest, security over the secured Material Intellectual Property (as defined in the Original Super Senior RCF) may be registered under (i) the law of that Security Document, (ii) if the Material Intellectual Property is registered in a Material Jurisdiction (as defined in the Original Super Senior RCF), the law of such jurisdiction or (iii) at a relevant national or supra-national registry (such as the EU).

H. Bank Accounts

(a) Until the occurrence of an Enforcement Event that is continuing, a Guarantor that has granted security will be permitted to deal with secured accounts in the course of its business.

(b) With respect to secured bank accounts:

(i) notice of the security will be served on the account bank within 10 Business Days of the security being granted (or earlier, if required in the relevant jurisdiction to create valid security) and the relevant Guarantor shall use its commercially reasonable efforts to obtain an acknowledgement of that notice within 20 Business Days of service (or earlier, if required in the relevant jurisdiction to create valid security). If the relevant Guarantor has used its commercially reasonable efforts but has not been able to obtain acknowledgement, its obligation to obtain acknowledgement shall cease on the expiry of that 20 Business Day period. Irrespective of whether notice of the security is required for perfection if the service of notice would prevent the Guarantor from dealing with an account in the course of its business no notice of security shall be served until the occurrence of an Enforcement Event that is continuing; and

(ii) any security over such bank accounts shall be subject to any prior security interests in favour of the account bank which are created either by law or in the standard terms and conditions of the account bank. The notice of security shall request these be waived or subordinated by the account bank but the relevant Guarantor shall not be required to change its banking arrangements if these security interests are not subordinated or waived or only partially subordinated or waived.

(iii) Following the occurrence of an Enforcement Event that is continuing, the Security Agent may give notice to the account banks blocking any withdrawals by the relevant Borrower or the relevant Guarantor and may require payment of the balances to the Security Agent. To the extent possible under local law, the Security Agent shall have a right of appropriation in respect of the balances standing to the credit of the secured bank accounts.

(c) Following the occurrence of an Event of Default, the Security Agent shall be entitled to request that cash standing to the credit of any bank account held by an Original ICA Group Company which is subject to Transaction Security that is not required to be perfected by virtue of application of these Agreed Security and Guarantee Principles is transferred to any bank account held by an Original ICA Group Company which is subject to perfected Transaction Security.

(d) Notwithstanding anything to the contrary herein, no member of the Group shall be permitted to deal with the relevant secured accounts with respect to the Proceeds Account and any Disposal Proceeds Account, and notice of the security over the Proceeds Account and the Disposal Proceeds Account shall be served on the same day as the relevant security being granted.

I. Swedish Business Mortgage Certificates and Real Property Mortgage Certificates

No Guarantor incorporated in Sweden shall be required to issue any additional business mortgage certificates (Sw. företagsinteckningsbrev) or real property mortgage certificate (Sw. pantbrev).

J. Release of Transaction Security

(a) For the avoidance of doubt, this Clause 10 is subject to the other terms of this Agreement.

(b) Unless required by local law, the circumstances in which the Transaction Security shall be released should not be dealt with in individual Security Documents but, if so required, shall, except to the extent required by local law, be the same as those set out in this Agreement.

(c) Subject to the provisions of this Agreement (but for the avoidance of doubt always in compliance with any mandatory provision of law or regulation), the Security Agent or the Secured Parties, as the case may be, shall promptly discharge any guarantees and release any security if required by law or case law or which is or are subject to any legal or regulatory prohibition referred to in these Agreed Security and Guarantee Principles.

Subject to the provisions of this Agreement, where a Guarantor disposes of an asset forming part of the Transaction Security in a transaction not prohibited by the terms of the Secured Documents to a person other than an Obligor, the Security Agent is under an obligation to release such asset upon request by the Issuer and will be entitled to do so without the consent of any other Secured Party.

Signatures

The Issuer Oatly Group AB (publ)
/s/ Marie-José David Name: Marie-José David
Address: P.O. Box 588, 201 25 Malmö, Sweden E-mail: [***] Attention: [***]

The Original ICA Group Companies Oatly Group AB (publ)
/s/ Marie-José David Name: Marie-José David
Cereal Base CEBA Aktiebolag
/s/ Marie-José David Name: Marie-José David
Oatly AB
/s/ Marie-José David Name: Marie-José David
Oatly Sweden Operations & Supply AB
/s/ Marie-José David Name: Marie-José David

Oatly EMEA AB
/s/ Marie-José David Name: Marie-José David
Havrekärnan AB
/s/ Marie-José David Name: Marie-José David

The Original Super Senior RCF Creditors J.P. Morgan SE
/s/ Nicholas Law Name: Nicholas Law	/s/ Lea Marie Burek Name: Lea Marie Burek
Address: [***] E-mail: [***] Attention: [***]

Nordea Bank Abp, filial i Sverige
/s/ Annica Wachtmeister Name: Annica Wachtmeister	/s/ Jon Pettersson Name: Jon Pettersson
Address: [***] E-mail: [***] Attention: [***]

Coöperatieve Rabobank U.A.
/s/ G.J.J. van der Wolf Name: G.J.J. van der Wolf	/s/ B. Fransen Name: B. Fransen
Address: [***] E-mail: [***] Attention: [***]

The Original Hedge Counterparties Nordea Bank Abp
/s/ Annica Wachtmeister Name: Annica Wachtmeister	/s/ Jon Pettersson Name: Jon Pettersson
Address: [***] E-mail: [***] Attention: [***]

Coöperatieve Rabobank U.A.
/s/ G.J.J. van der Wolf Name: G.J.J. van der Wolf	/s/ B. Fransen Name: B. Fransen
Address: [***] E-mail: [***] Attention: [***]

The Original Bonds Agent Nordic Trustee & Agency AB (publ)
/s/ Victor Schander Name: Victor Schander
Address: [***] E-mail: [***] Attention: [***]

The SSRCF Agent Nordea Bank Abp, filial i Sverige
/s/ Thomas Brindt Name: Thomas Brindt	/s/ Birgul Mentes Hanna Name: Birgul Mentes Hanna
Address: [***] E-mail: [***] Attention: [***]

The Original Security Agent Nordic Trustee & Agency AB (publ)
/s/ Victor Schander Name: Victor Schander
Address: [***] E-mail: [***] Attention: [***]

The US Unsecured Convertible Notes Trustee U.S. Bank Trust Company, National Association
/s/ Quinn DePompolo Name: Quinn DePompolo	___________________________ Name:
Address: [***] E-mail: [***] Attention: [***]

The Initial Unsecured Convertible Noteholders Nativus Company Limited
/s/ Nan Li Name: Nan LI	/s/ Baron Von Pfetten JC Name: Baron Von Pfetten JC
Address: [***] E-mail: [***] Attention: [***]

BXG Redhawk S.á.r.l.
/s/ Romain Jay Name: Romain Jay	/s/ John Sutherland Name: John Sutherland
Address: [***] E-mail: [***] Attention: [***]

BXG SPV ESC (CYM) L.P. By: BXG Side-by-Side GP L.L.C., its general partner
/s/ Christopher Placca Name: Christopher Placca
Address: [***] E-mail: [***] Attention: [***]

Verlinvest S.A.
/s/ Gilles Vanhouwe Name: Gilles Vanhouwe	/s/ Rafaël Hulpiau Name: Rafaël Hulpiau
Address: [***] E-mail: [***] Attention: [***]

MARS II Holding Pte. Ltd.
/s/ Jennifer Neo Name: Jennifer Neo	___________________________ Name:
Address: [***] E-mail: [***] Attention: [***]